                                              Filed pursuant to Rule 424(b)(5)
                                              Registration Nos. 333-13831 and
                                                                333-13831-02

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 29, 1996)

                         7,000,000 PREFERRED SECURITIES

                              PWG CAPITAL TRUST II

                        8.08% PREFERRED TRUST SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            PAINE WEBBER GROUP INC.

    The 8.08% Preferred Trust Securities (the "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of PWG Capital Trust II, a business trust formed under the laws of the State of Delaware (the "Trust"). Paine Webber Group Inc., a Delaware corporation (the "Company"), will directly or indirectly own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing common undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and Common Securities and investing the proceeds thereof in an equivalent amount of 8.08% Junior Subordinated Debentures due 2037 of the Company ("Junior Subordinated Debentures").
                                                        (continued on next page)

    Application will be made to list the Preferred Securities on the New York Stock Exchange, Inc. (the "NYSE"). The NYSE symbol for the Preferred Securities is expected to be "PWJ PrB". If such listing is approved, trading of the Preferred Securities on the NYSE is expected to commence within a 30-day period after the date of this Prospectus Supplement. See "Underwriting."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-4 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO THE PREFERRED SECURITIES THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                                                                      Proceeds to
                                                                                                   PWG Capital Trust
                                                              Price to          Underwriters'             II
                                                              Public(1)        Compensation(2)         (1)(3)(4)
---------------------------------------------------------------------------------------------------------------------
Per Preferred Security.................................        $25.00                (3)                $25.00
---------------------------------------------------------------------------------------------------------------------
Total(5)...............................................     $175,000,000             (3)             $175,000,000
=====================================================================================================================

(1) Plus accrued distributions, if any, from March 14, 1997, to date of delivery.

(2) See "Underwriting."

(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in Junior Subordinated Debentures, the Company has agreed to pay to the Underwriters as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds $.7875 per Preferred Security (or $5,512,500 in the aggregate). See "Underwriting."

(4) Before deducting expenses payable by the Company estimated to be $266,000.

(5) The Trust has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 1,050,000 additional Preferred Securities at the Price to Public for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriters' Compensation and Proceeds to PWG Capital Trust II would be $201,250,000, $6,339,375 and $201,250,000, respectively.

    The Preferred Securities are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Preferred Securities will be made in book-entry form through the facilities of The Depository Trust Company ("DTC"), on or about March 14, 1997, against payment therefor in immediately available funds.

    This Prospectus Supplement and the accompanying Prospectus may be used by the Company, PaineWebber Incorporated ("PaineWebber") or other affiliates of the Company in connection with offers and sales related to secondary market transactions in the Preferred Securities at negotiated prices related to prevailing market prices at the time of sale or otherwise. PaineWebber or such other Company affiliates may act as principal or agent in such transactions.
                             ---------------------
PAINEWEBBER INCORPORATED
        BEAR, STEARNS & CO. INC.
              DEAN WITTER REYNOLDS INC.
                      DONALDSON, LUFKIN & JENRETTE
                           SECURITIES
                           CORPORATION
                            GOLDMAN, SACHS & CO.
                                  LEHMAN BROTHERS
                                       MERRILL LYNCH & CO.
                                            MORGAN STANLEY & CO.
                                                  INCORPORATED
                                                 PRUDENTIAL SECURITIES
                                                 INCORPORATED
                                                     SALOMON BROTHERS INC
                                                               SMITH BARNEY INC.
                             ---------------------
           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 11, 1997.

(Continued from previous page)

     The Preferred Securities and the Common Securities will rank pari passu with each other and will have equivalent terms; provided that (i) if an Event of Default (as defined herein) under the Declaration (as defined herein) occurs and is continuing, the holders of Preferred Securities will have a priority over holders of the Common Securities with respect to distributions (as defined herein) and payments upon liquidation, redemption or otherwise and (ii) holders of Common Securities have the exclusive right (subject to the terms of the Declaration) to appoint, replace or remove Trustees (as defined in the accompanying Prospectus) and to increase or decrease the number of Trustees. The payment of distributions out of moneys held by the Property Trustee (as defined in the accompanying Prospectus) and payments upon liquidation of the Trust and on redemption of Preferred Securities, as set forth below, are guaranteed by the Company on a subordinated basis as and to the extent described herein (the "Preferred Securities Guarantee"). See "Description of the Preferred Securities Guarantees" in the accompanying Prospectus. The Preferred Securities Guarantee covers payments of distributions and other payments on the Preferred Securities only if and to the extent that the Trust has funds available therefor which will not be the case unless the Company has made a payment of interest or principal or other payments on the Junior Subordinated Debentures held by the Trust as its sole asset. The Preferred Securities Guarantee, when taken together with the Company's obligations under the Junior Subordinated Debentures and the Indenture (as defined herein) and its obligations under the Declaration, including its obligation to pay all costs, expenses, debts and other obligations of the Trust (other than with respect to the Trust Securities), provides a full and unconditional guarantee of amounts due on the Preferred Securities. The obligations of the Company under the Preferred Securities Guarantee are subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including Junior Subordinated Debt Securities (as defined in the accompanying Prospectus) and senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of its capital stock. The obligations of the Company under the Junior Subordinated Debentures are subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined in the accompanying Prospectus) and will rank pari passu with the Junior Subordinated Debt Securities issued by the Company and sold to PWG Capital Trust I on December 9, 1996. Because the Company is a holding company, the Junior Subordinated Debentures (and the Company's obligations under the Preferred Securities Guarantee) are also effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries recognized as such.

     Holders of the Preferred Securities will be entitled to receive cumulative cash distributions at an annual rate of 8.08% of the stated liquidation amount of $25 per Preferred Security, accruing from the date of original issuance of the Preferred Securities and payable monthly, in arrears, on the first day of each month, commencing on April 1, 1997 ("distributions"). Cash distributions in arrears for more than one month will bear interest thereon at the annual rate of 8.08% of the stated liquidation amount of $25 per Preferred Security (to the extent permitted by applicable law), compounded monthly. The term "distributions" as used herein includes such cash distributions and any such interest payable unless otherwise stated. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and the interest and other payment dates on the Junior Subordinated Debentures deposited in the Trust as trust assets. If principal or interest is not paid on the Junior Subordinated Debentures, including as a result of the Company's election to extend the interest payment period on the Junior Subordinated Debentures as described below, the Trust will not make payments on the Trust Securities. The Junior Subordinated Debentures provide that, so long as the Company shall not be in default in the payment of interest on the Junior Subordinated Debentures, the Company shall have the right to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time for a period not exceeding 60 consecutive monthly interest periods (each, an "Extension Period"). No interest shall be due and payable during an Extension Period and, as a consequence, distributions on the Trust Securities will also be deferred, but at the end of such Extension Period the Company shall pay all interest then accrued and unpaid on the Junior Subordinated Debentures, together with interest thereon at the rate specified for the Junior Subordinated Debentures to the extent permitted by applicable law, compounded monthly ("Compounded Interest"). All references herein to interest shall include Compounded Interest unless otherwise stated. There could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures, each not to exceed 60 consecutive monthly interest periods or to cause any extension beyond the maturity of the Junior Subordinated Debentures. During any Extension Period, the Company may not declare or pay dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock or make any payments on guarantees with respect thereto; provided, however, that the foregoing restrictions shall not apply to (i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock. See "Risk Factors -- Option to Extend Interest Payment Period; Tax Impact of Extension;" "Description of the Junior Subordinated Debentures -- Interest" and "-- Option to Extend Interest Payment Period."

     The Junior Subordinated Debentures are redeemable by the Company (in whole or in part) from time to time on or after March 1, 2002, or at any time in certain circumstances upon the occurrence of a Tax Event (as defined herein). If the Company redeems Junior Subordinated Debentures, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so redeemed at $25 per Trust Security plus accrued and unpaid distributions thereon (the "Redemption Price") to the date fixed for redemption. See "Description of the Preferred Securities -- Mandatory Redemption." The Preferred Securities will be redeemed upon maturity of the Junior Subordinated Debentures. The Junior Subordinated Debentures mature on March 1, 2037. In addition, upon the occurrence of a Special Event (as defined herein) arising from a change in law or a change in legal interpretation, unless the Junior Subordinated Debentures are redeemed in the limited circumstances described below, the Trust shall be dissolved with the result that the Junior Subordinated Debentures will be distributed to the holders of the Trust Securities, on a pro rata basis, in lieu of any cash distribution. In the case of a Special Event that is a Tax Event, the Company will have the right in certain circumstances to redeem the Junior Subordinated Debentures, which would result in the redemption by the Trust of the Trust Securities in the same amount on a pro rata basis. If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities, the Company will use its best efforts to have the Junior Subordinated Debentures listed on the NYSE or on such other exchange as the Preferred Securities are then listed. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Description of the Junior Subordinated Debentures."

     In the event of the voluntary or involuntary liquidation, dissolution, winding up or termination of the Trust, the holders of the Preferred Securities will be entitled to receive, for each Preferred Security, a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment, unless in connection with such dissolution, the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF THE PREFERRED SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  RISK FACTORS
     Prospective purchasers of Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

RANKING OF SUBORDINATED OBLIGATIONS UNDER PREFERRED SECURITIES GUARANTEE AND JUNIOR SUBORDINATED DEBENTURES; DEPENDENCE ON THE COMPANY
     The obligations of the Company under the Junior Subordinated Debentures are unsecured obligations of the Company and will be subordinate and junior in right of payment to Senior Indebtedness of the Company (as defined in the accompanying Prospectus and which generally consists of any indebtedness, liabilities or obligations of the Company, contingent or otherwise, other than the Preferred Securities Guarantee and any other Preferred Securities Guarantees (as defined in the accompanying Prospectus)) but senior to its capital stock. The Company's obligations under the Preferred Securities Guarantee are unsecured and will rank
(i) subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including the Junior Subordinated Debentures and any other series of Junior Subordinated Debt Securities, except those made pari passu or subordinate by their terms, and (ii) senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of its capital stock. Because the Company is a holding company, the Junior Subordinated Debentures (and the Company's obligations under the Preferred Securities Guarantee) are also effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries recognized as such. There are no terms in the Preferred Securities, the Junior Subordinated Debentures or the Preferred Securities Guarantee that limit the Company's ability to incur additional indebtedness, including indebtedness that ranks senior to or pari passu with the Junior Subordinated Debentures and the Preferred Securities Guarantee, or the ability of its subsidiaries to incur additional indebtedness. As of September 30, 1996, the aggregate outstanding principal amount of Senior Indebtedness was approximately $3.32 billion (including approximately $484 million of commercial paper and approximately $65 million of bank loans, but excluding Senior Indebtedness consisting of guarantees and other commitments and contingent liabilities and obligations of the type which are generally described in the note entitled "Commitments and Contingencies" in the notes to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 1995, included in the Company's Annual Report on Form 10-K for such fiscal year and in the notes to the Company's unaudited Consolidated Financial Statements for the quarter ended September 30, 1996, included in the Company's Quarterly Report on Form 10-Q for such quarter, each incorporated by reference in the accompanying Prospectus). See "Description of the Preferred Securities Guarantees -- Status of the Preferred Securities Guarantees" and "Description of the Junior Subordinated Debt Securities -- Subordination" in the accompanying Prospectus.

     The Trust's ability to make distributions and other payments on the Preferred Securities is solely dependent upon the Company making interest and other payments on the Junior Subordinated Debentures deposited in the Trust as trust assets as and when required. If the Company were not to make distributions or other payments on the Junior Subordinated Debentures for any reason, including as a result of the Company's election to defer the payment of interest on the Junior Subordinated Debentures by extending the interest payment period for the Junior Subordinated Debentures, the Trust will not make payments on the Trust Securities. In such an event, holders of the Preferred Securities would not be able to rely on the Preferred Securities Guarantee since distributions and other payments on the Preferred Securities are subject to the Preferred Securities Guarantee only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debentures deposited in the Trust as trust assets. Instead, holders of Preferred Securities would rely on the enforcement (i) by the Property Trustee of its rights as registered holder of the Junior Subordinated Debentures against the Company pursuant to the terms of the Indenture or (ii) by such holder of Preferred Securities of its right against the Company to directly enforce payments of principal and interest on certain Junior Subordinated Debentures. However, if the Trust's failure to make distributions on the Preferred Securities is a consequence of the Company's exercise of its right to extend the interest payment period for the Junior Subordinated Debentures, neither the

Property Trustee nor any holder of Preferred Securities will have any right to enforce the payment of distributions on the Preferred Securities until an Event of Default under the Declaration shall have occurred. The Company's obligations under the Preferred Securities Guarantee are subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including the Junior Subordinated Debentures and any other series of Junior Subordinated Debt Securities, except those made pari passu or subordinate by their terms to the Preferred Securities Guarantee, and senior to its capital stock or to any guarantee of the Company in respect of its capital stock. The Declaration provides that each holder of Preferred Securities, by acceptance thereof, agrees to the provisions of the Preferred Securities Guarantee, including the subordination provisions thereof, and of the Indenture.

     The Declaration provides that the Company shall pay for all debts and obligations (other than with respect to the Trust Securities) and all costs and expenses of the Trust, including any taxes and all costs and expenses with respect thereto, to which the Trust may become subject, except for United States withholding taxes. No assurance can be given that the Company will have sufficient resources to enable it to pay such debts, obligations, costs and expenses on behalf of the Trust.

     If an Event of Default occurs and is continuing, then the holders of Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the Junior Subordinated Debentures against the Company. In addition, the holders of a majority in liquidation amount of the Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Junior Subordinated Debentures. If the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures, any holder of Preferred Securities may, to the extent permitted by applicable law, after a period of 30 days has elapsed from such holder's written request, directly institute a legal proceeding against the Company to enforce the Property Trustee's rights under the Junior Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity. If an Event of Default occurs and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Preferred Securities may also directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on Junior Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities held by such holder (a "Direct Action") on or after the respective due date specified in the Junior Subordinated Debentures without first (i) directing the Property Trustee to enforce the terms of the Junior Subordinated Debentures or
(ii) instituting a legal proceeding against the Company to enforce the Property Trustee's rights under the Junior Subordinated Debentures. In connection with such Direct Action, the Company will be subrogated to the rights of such holder of Preferred Securities under the Declaration to the extent of any payment made by the Company to such holder of Preferred Securities in such Direct Action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures unless the Property Trustee first fails to do so.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX IMPACT OF EXTENSION
     So long as the Company shall not be in default in the payment of interest on the Junior Subordinated Debentures, the Company has the right under the Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures for an Extension Period not exceeding 60 consecutive monthly interest periods, during which no interest shall be due and payable. In such an event, monthly distributions on the Preferred Securities would not be made (but would continue to accrue with interest thereon at the rate of 8.08% per annum, compounded monthly) by the Trust during any such Extension Period. If the Company exercises the right to extend an interest payment period, the Company may not during such Extension Period declare or pay dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock or make any payments on guarantees with respect thereto; provided, however, that the foregoing restrictions shall not apply to (i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" for a description of certain terms of the outstanding preferred stock of the Company.

     Prior to the termination of any Extension Period, the Company may further extend such Extension Period; provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive monthly interest periods. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the above requirements. The Company may also prepay at any time all or any portion of the interest accrued during an Extension Period. Consequently, there could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures, each not to exceed 60 consecutive monthly interest periods or to cause any extension beyond the maturity of the Junior Subordinated Debentures. See "Description of the Preferred Securities -- Distributions" and "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

     If an Extension Period occurs, the Junior Subordinated Debentures would be considered to have original issue discount for U.S. Federal income tax purposes at all times after the beginning of the first Extension Period, including after the termination of the Extension Period. During such times, each holder, whether on the cash or accrual method of accounting, will be required to include its pro rata share of original issue discount into income as it accrues, even though no cash will be distributed during an Extension Period. Even before the beginning of the first Extension Period, while the Company will take the position that original issue discount does not arise, it is possible that all income on the Junior Subordinated Debentures would be accounted for as original issue discount, and stated interest would not separately be reported as taxable income. The Company has no current intention of exercising its option to defer payments of interest. See "Taxation -- Interest and Original Issue Discount."

SPECIAL EVENT REDEMPTION OR DISTRIBUTION
     Upon the occurrence and during the continuation of a Tax Event or Investment Company Event (as defined herein), which may occur at any time, the Trust shall, unless the Junior Subordinated Debentures are redeemed in the limited circumstances described below, be dissolved with the result that, in the manner described in "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution," Junior Subordinated Debentures having an aggregate principal amount equal to the aggregate stated liquidation amount of, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on, the Preferred Securities and the Common Securities would be distributed on a pro rata basis (as defined in the accompanying Prospectus) to the holders of the Preferred Securities and the Common Securities in liquidation of the Trust. In the case of a Tax Event, in certain circumstances, the Company shall have the right to redeem at any time the Junior Subordinated Debentures, in whole or in part, in which event the Trust will redeem Preferred Securities and Common Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed. There can be no assurance as to the market prices for Preferred Securities or the Junior Subordinated Debentures which may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures upon the occurrence of a Special Event, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein and in the accompanying Prospectus. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Description of the Junior Subordinated
Debentures -- General."

     Recent legislative proposals by the Clinton Administration would prevent the Company from deducting interest on the Junior Subordinated Debentures. The proposals would apply to instruments issued on or after the "date of first committee action." No such committee action has yet occurred. Nevertheless, there can be no assurance that future legislation would not prevent the Company from deducting interest on the Junior Subordinated Debentures. Such legislation would constitute a Tax Event and could result in the distribution of the Junior Subordinated Debentures to holders of the Preferred Securities or, in certain circumstances, the redemption of the Junior Subordinated Debentures by the Company and the distribution of the resulting cash in redemption of the Preferred Securities. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Taxation -- Possible Tax Law Changes."

     Under current United States Federal income tax law, a distribution of the Junior Subordinated Debentures upon a Tax Event or Investment Company Event would not be a taxable event to holders of the Preferred Securities. See "Taxation -- Distribution of Junior Subordinated Debentures to Holders of Preferred Securities."

LIMITING VOTING RIGHTS
     Holders of Preferred Securities will have limited voting rights, but will not be able to appoint, remove or replace, or to increase or decrease the number of, Trustees, which rights are vested exclusively in the Common Securities.

LISTING OF PREFERRED SECURITIES; TRADING PRICES
     The Preferred Securities constitute a new issue of securities with no established trading market. Application will be made to list the Preferred Securities on the NYSE. However, there can be no assurance that an active market for the Preferred Securities will develop or be sustained in the future on the NYSE. Although PaineWebber has indicated to the Company and the Trust that it intends to make a market in the Preferred Securities as permitted by applicable laws and regulations, it is not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Preferred Securities.

     The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A holder who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. Accordingly, such a holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than the holder's adjusted tax basis (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States Federal income tax purposes. See "Taxation -- Interest and Original Issue Discount" and "-- Disposition of the Preferred Securities."

POTENTIAL MARKET VOLATILITY DURING EXTENSION PERIOD
     As described above, the Company has the right to extend an interest payment period on the Junior Subordinated Debentures from time to time for a period not exceeding 60 consecutive monthly interest periods. If the Company determines to extend an interest payment period, or if the Company thereafter extends an Extension Period or prepays interest accrued during an Extension Period as described above, the market price of the Preferred Securities is likely to be affected. In addition, as a result of such rights, the market price of the Preferred Securities (which represent an undivided interest in Junior Subordinated Debentures) may be more volatile than other securities that do not have such rights. A holder that disposes of its Preferred Securities during an Extension Period, therefore, may not receive the same return on its investment as a holder that continues to hold its Preferred Securities. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

                              RECENT DEVELOPMENTS

     On January 20, 1997, the Company announced operating results (unaudited) for the fiscal year ended December 31, 1996. Net income was $364.4 million, or $3.38 per fully diluted common share, and net revenues, including net interest, were $3,735 million. On February 6, 1997, the Company declared a first quarter dividend of $.15 per common share, an increase of 25% over the per common share dividend amount declared in the fourth quarter of 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K"), which is incorporated by reference in the accompanying Prospectus. The selected consolidated statement of income data for the years ended December 31, 1993, 1994 and 1995 and the selected consolidated statement of financial condition data as of December 31, 1994 and 1995 are derived from the Company's audited consolidated financial statements which are incorporated by reference in the accompanying Prospectus. The selected unaudited financial information as of and for the nine months ended September 30, 1995 and 1996 should be read in conjunction with the Company's audited consolidated financial statements and notes thereto contained in the Form 10-K and the Company's unaudited consolidated financial statements and notes thereto contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q"), which report is also incorporated by reference in the accompanying Prospectus. Such unaudited information reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The selected consolidated statement of financial condition data as of December 31, 1991, 1992, 1993 and the selected consolidated statement of income data for the years ended December 31, 1991 and 1992 are derived from audited consolidated financial statements of the Company which are not included or incorporated by reference in the accompanying Prospectus.

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                              YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1996         1995(1)       1995(1)       1994(2)        1993          1992          1991
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                        (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
  Total revenues................. $ 4,236,438   $ 3,945,713   $ 5,320,090   $ 3,964,077   $ 4,004,717   $ 3,363,731   $ 3,165,895
  Net revenues (including net
    interest)....................   2,795,244     2,462,607     3,350,279     2,535,424     2,874,005     2,484,489     2,109,771
  Net earnings before taxes......     418,257        23,874       102,677        44,385       407,576       339,115       226,247
  Net earnings...................     272,868        21,952        80,750        31,631       246,183       213,175       150,716
  Earnings per share:
    Primary......................        2.67          0.00          0.54          0.41          3.11          2.83          2.10
    Fully diluted................        2.55          0.00          0.52          0.41          2.95          2.37          1.67
FINANCIAL CONDITION
  Total assets................... $52,773,735   $49,545,151   $45,671,294   $35,856,125   $37,026,909   $26,508,982   $22,621,763
  Long-term borrowings and
    redeemable preferred stock...   2,752,871     2,609,563     2,622,797     2,501,384     1,936,082     1,150,553       815,728
  Stockholders' equity...........   1,675,174     1,565,523     1,552,288     1,630,499     1,195,047     1,080,667     1,050,478
  Total capitalization...........   4,428,045     4,175,086     4,175,085     4,131,883     3,131,129     2,231,220     1,866,206
OTHER FINANCIAL DATA
  Dividends declared............. $      0.36   $      0.36   $      0.48   $      0.48   $      0.38   $      0.31   $      0.24
  Book value.....................       17.45         15.27         15.62         15.96         16.29         14.24         12.23

---------------
(1) The 1995 results include after-tax charges of $125.9 million ($200 million before income taxes) and $20.1 million ($30 million before income taxes) in the second and fourth quarters, respectively, related to the resolution of the issues arising from the Company's sale of public proprietary limited partnerships.

(2) The 1994 results include after-tax costs of $36 million ($50 million before taxes) and $34 million ($57 million before income taxes) related to the purchase of certain net assets and specific businesses of Kidder, Peabody Group Inc. and a nonrecurring mutual fund charge, respectively.

    THE FOLLOWING INFORMATION CONCERNING THE COMPANY, PWG CAPITAL TRUST II, THE PREFERRED SECURITIES, THE PREFERRED SECURITIES GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES IS IN ADDITION TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS. CAPITALIZED TERMS USED BUT NOT OTHERWISE DEFINED IN THIS PROSPECTUS SUPPLEMENT HAVE THE SAME MEANINGS AS IN THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

     Paine Webber Group Inc. is a holding company which, together with its operating subsidiaries, forms one of the largest full-service securities and commodities firms in the industry. Founded in 1879, the Company employs approximately 15,870 people in 298 offices worldwide.

     The Company's principal line of business is to serve the investment and capital needs of individual, corporate, institutional and public agency clients through its broker-dealer subsidiary, PaineWebber, and other specialized subsidiaries. The Company holds memberships in all major securities and commodities exchanges in the United States, and makes a market in many securities traded on Nasdaq National Market or on other over-the-counter markets. Additionally, PaineWebber is a primary dealer in U.S. government securities.

     The Company is comprised of interrelated business groups, including Research, the Private Client Group, the Municipal Securities Group, Investment Banking, Asset Management, Global Fixed Income and Commercial Real Estate, and Global Equities and Transaction Services, which utilize common operational and administrative personnel and facilities.

     The Research Group provides investment advice to institutional and individual investors, and other business areas of the Company, on approximately 770 companies in 53 industries.

     The Private Client Group consists primarily of a domestic branch office system and consumer product groups through which PaineWebber and certain other subsidiaries provide clients with financial services and products, including the purchase and sale of securities, option contracts, commodity and financial futures contracts, fixed income instruments, mutual funds, trusts and selected insurance products. The Company may act as a principal or agent in providing these services. Fees charged vary according to the size and complexity of a transaction, and the activity level of a client's account.

     The Municipal Securities Group originates, underwrites, sells and trades taxable and tax-exempt issues for municipal and public agency clients.

     Through the Investment Banking group, the Company provides financial advice to, and raises capital for, a broad range of domestic and international corporate clients. Investment Banking manages and underwrites public and private offerings, participates as an underwriter in syndicates of public offerings managed by others, and provides advice in connection with mergers and acquisitions, restructurings and recapitalizations.

     The Asset Management group is comprised of Mitchell Hutchins Asset Management Inc. ("MHAM"), including Mitchell Hutchins Investment Advisory division ("MHIA") and Financial Counselors Inc. ("FCI"). The Asset Management group provides investment advisory and portfolio management services to mutual funds, institutions, pension funds, endowment funds, individuals and trusts.

     Through the Global Fixed Income and Global Equities groups, the Company places securities for, and executes trades on behalf of, institutional clients both domestically and internationally. In addition, the Company takes positions in both listed and over-the-counter equity securities and fixed income securities to facilitate client transactions or for the Company's own account.

     The Commercial Real Estate group provides a full range of capital market services to real estate clients, including underwriting of debt and equity securities, principal lending activity, debt restructuring, property sales and bulk sales services, and a broad range of other advisory services.

     The Transaction Services Group includes correspondent services, prime brokerage and securities lending businesses, and specialist trading. Through Correspondent Services Corporation, the Company provides execution and clearing services to broker-dealers in the U.S. and overseas. The Company also acts as a specialist responsible for executing transactions and maintaining an orderly market in certain securities.

     The Company's businesses operate in one of the nation's most highly regulated industries. Violations of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines, and the suspension or expulsion of a firm. The Company's businesses are regulated by various agencies, including the Securities and Exchange Commission (the "Commission"), the NYSE, the Commodity Futures Trading Commission and the National Association of Securities Dealers, Inc. (the "NASD").

     The Company's principal executive offices are located at 1285 Avenue of the Americas, New York, New York 10019 (Telephone: (212) 713-2000).

     For purposes of the foregoing description, all references to the "Company" refer collectively to Paine Webber Group Inc. and its operating subsidiaries, unless the context otherwise requires.

                              PWG CAPITAL TRUST II

     PWG Capital Trust II is a business trust formed on October 7, 1996, under the Delaware Business Trust Act (the "Business Trust Act") pursuant to a declaration of trust among the Trustees and the Company and the filing of a certificate of trust with the Secretary of State of the State of Delaware. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part, as of the date the Preferred Securities are initially issued. The Declaration is qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the holders thereof will own all the issued and outstanding Preferred Securities. The Company will acquire Common Securities in an amount equal to at least 3% of the total capital of the Trust and will own, directly or indirectly, all the issued and outstanding Common Securities. The Trust exists for the purpose of (a) issuing its Trust Securities for cash and investing the proceeds thereof in an equivalent amount of Junior Subordinated Debentures and
(b) engaging in such other activities as are necessary, convenient or incidental thereto. The rights of the holders of the Trust Securities, including economic rights, rights to information and voting rights, are as set forth in the Declaration, the Business Trust Act and the Trust Indenture Act. The Declaration does not permit the incurrence by the Trust of any indebtedness for borrowed money or the making of any investment other than in the Junior Subordinated Debentures. In the Declaration, the Company has agreed to pay for all debts and obligations (other than with respect to the Trust Securities) and all costs and expenses of the Trust, including the fees and expenses of the Trustees and any taxes and all costs and expenses with respect thereto, to which the Trust may become subject, except for United States withholding taxes.

                         CAPITALIZATION OF THE COMPANY

     The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 1996, and as adjusted to reflect (i) the issuance and sale of the Preferred Securities (assuming no exercise of the Underwriters' overallotment option), and the application of the estimated proceeds therefrom,
(ii) the issuance and sale of $195,000,000 of Company-obligated 8.30% Mandatorily Redeemable Preferred Securities of a Subsidiary Trust and the application of the proceeds therefrom and (iii) the issuance of $150,000,000 of 7 5/8% Notes Due October 15, 2008. See "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the documents incorporated by reference in the accompanying Prospectus. See "Documents Incorporated by Reference" in the accompanying Prospectus.

                                                                          SEPTEMBER 30, 1996
                                                                      --------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                      ----------     -----------
                                                                         (IN THOUSANDS EXCEPT
                                                                               SHARES)
Long-Term Debt(1):
  Medium-Term Senior Notes..........................................  $  682,001     $   682,001
  Medium-Term Subordinated Notes....................................     281,150         281,150
  7% Notes Due March 1, 2000........................................     199,731         199,731
  6 1/4% Notes Due June 15, 1998....................................     199,777         199,777
  6 1/2% Notes Due November 1, 2005.................................     199,441         199,441
  7 5/8% Notes Due February 15, 2014................................     199,296         199,296
  7 3/4% Subordinated Notes Due September 1, 2002...................     174,478         174,478
  9 1/4% Notes Due December 15, 2001................................     150,000         150,000
  8 7/8% Notes Due March 15, 2005...................................     123,497         123,497
  7 7/8% Notes Due February 15, 2003................................      99,973          99,973
  Convertible Debentures............................................      14,546          14,546
  Zero Coupon Bonds.................................................      21,349          21,349
  8 1/4% Notes Due May 1, 2002......................................     125,000         125,000
  6 3/4% Notes Due February 1, 2006.................................      95,201          95,201
  7 5/8% Notes Due October 15, 2008.................................          --         149,858
Company-obligated 8.30% Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust...............................................          --         195,000
Company-obligated 8.08% Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust (2)...........................................          --         175,000
Redeemable Preferred Stock..........................................     187,431         187,431

Stockholders' Equity:
  Convertible Preferred Stock.......................................     100,000         100,000
  Common Stock, $1 par value, 200,000,000 shares authorized;
     105,435,836 shares issued at September 30, 1996................     105,436         105,436
  Additional Paid-in Capital........................................     837,265         837,265
  Retained Earnings.................................................     936,239         936,239
  Common Stock held in Treasury, at cost: 13,115,949 shares at
     September 30, 1996.............................................    (270,852)       (270,852)
  Unamortized Cost of Restricted Stock Awards.......................     (28,998)        (28,998)
  Foreign Currency Translation Adjustment...........................      (3,916)         (3,916)
                                                                      ----------      ----------
Total Capitalization................................................  $4,428,045     $ 4,947,903
                                                                      ==========      ==========

---------------

(1) In addition to the indebtedness shown in the foregoing table, the Company and its consolidated subsidiaries had outstanding at September 30, 1996, short-term bank loans totalling $467,321 and commercial paper totalling $483,865.
(2) As described in this Prospectus Supplement, the sole asset of the Trust will be the Junior Subordinated Debentures.

                              ACCOUNTING TREATMENT

     The financial statements of the Trust will be consolidated with the Company's financial statements, with the Preferred Securities shown as Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely Company guaranteed related subordinated debt.

                                USE OF PROCEEDS

     The proceeds of the sale of the Preferred Securities will be invested by the Trust in Junior Subordinated Debentures of the Company. The proceeds from the issuance of such Junior Subordinated Debentures will be used by the Company for general corporate purposes.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Declaration which is qualified under the Trust Indenture Act. The Property Trustee, The Chase Manhattan Bank, but not the other Trustees of the Trust, will act as the indenture trustee for purposes of the Trust Indenture Act. The terms of the Preferred Securities and the Declaration include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act and the Business Trust Act. The following summarizes the material terms and provisions of the Preferred Securities and is qualified in its entirety by reference to the Declaration, which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part, the Business Trust Act and the Trust Indenture Act.

GENERAL

     The Declaration authorizes the Trust to issue the Preferred Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the Common Securities, which represent common undivided beneficial interests in the assets of the Trust. All the Common Securities will be owned, directly or indirectly, by the Company. The Common Securities and the Preferred Securities rank pari passu with each other and will have equivalent terms except that (i) if an Event of Default under the Declaration occurs and is continuing, the holders of Preferred Securities will have a priority over holders of the Common Securities with respect to distributions and payments upon liquidation, redemption or otherwise and (ii) holders of Common Securities have the exclusive right (subject to the terms of the Declaration) to appoint, remove or replace Trustees and to increase or decrease the number of Trustees. The Declaration does not permit the issuance by the Trust of any securities or other evidences of beneficial ownership of, or beneficial interests in, the Trust other than the Preferred Securities and the Common Securities, the incurrence of any indebtedness for borrowed money by the Trust or the making of any investment other than in the Junior Subordinated Debentures. Pursuant to the Declaration, the Property Trustee will have legal title to, and will hold, the Junior Subordinated Debentures as trust assets for the benefit of the holders of the Preferred Securities and the Common Securities. The payment of distributions out of moneys held by the Property Trustee and payments on redemption of the Preferred Securities or liquidation of the Trust are guaranteed by the Company on a subordinated basis as and to the extent described under "Description of the Preferred Securities Guarantees" in the accompanying Prospectus. The Property Trustee will hold the Preferred Securities Guarantee for the benefit of holders of the Preferred Securities. The Preferred Securities Guarantee is a full and unconditional guarantee from the time of issuance of the Preferred Securities, but the Preferred Securities Guarantee covers distributions and other payments on the Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debentures deposited in the Trust as trust assets. See "Voting Rights."

DISTRIBUTIONS

     Distributions on the Preferred Securities will be fixed at a rate per annum of 8.08% of the stated liquidation amount of $25 per Preferred Security. Distributions in arrears for more than one month will bear interest thereon at the rate per annum of 8.08% of the stated liquidation amount of $25 per Preferred Security

(to the extent permitted by law), compounded monthly. The term "distributions" as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months, and for any period shorter than a 30-day period on the basis of the actual number of days elapsed.

     Distributions on the Preferred Securities will be cumulative, will accrue from the original date of issuance and, except as otherwise described below, will be payable monthly in arrears on the first day of each month, commencing on April 1, 1997, but only if, and to the extent that, interest payments are made in respect of Junior Subordinated Debentures held by the Property Trustee.

     So long as the Company shall not be in default in the payment of interest on the Junior Subordinated Debentures, the Company has the right under the Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures for a period not exceeding 60 consecutive monthly interest periods and, as a consequence, the Trust would defer monthly distributions on the Preferred Securities (though such distributions would continue to accrue with interest thereon at the rate of 8.08% per annum, compounded monthly) during any such Extension Period. If the Company exercises the right to extend an interest payment period, the Company may not declare or pay dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock during such Extension Period or make any guarantee payments with respect thereto; provided, however, that the foregoing restrictions shall not apply to
(i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock. Prior to the termination of any such Extension Period, the Company may further extend such Extension Period; provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive monthly interest periods and may not extend beyond the maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the above requirements. The Company may also prepay at any time all or any portion of the interest accrued during an Extension Period. Consequently, there could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures, each not to exceed 60 consecutive monthly interest periods or to cause any extension beyond the maturity of the Junior Subordinated Debentures. See "Risk Factors -- Option to Extend Interest Payment Period; Tax Impact of Extension;" "Description of the Junior Subordinated Debentures -- Interest" and "-- Option to Extend Interest Payment Period." Subject to prepayments as described above, payments of accrued distributions will be payable to holders of Preferred Securities as they appear on the books and records of the Trust on the first record date after the end of an Extension Period.

     Distributions on the Preferred Securities must be paid on the dates payable to the extent that the Property Trustee has cash on hand in the Property Account to permit such payment. The funds available for distribution to the holders of the Preferred Securities will be limited to payments received by the Property Trustee in respect of the Junior Subordinated Debentures that are deposited in the Trust as trust assets. See "Description of the Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not make distributions on the Preferred Securities. Under the Declaration, if and to the extent the Company does make interest payments on the Junior Subordinated Debentures deposited in the Trust as trust assets, the Property Trustee is obligated to make distributions on the Trust Securities on a pro rata basis. The payment of distributions on the Preferred Securities is guaranteed by the Company on a subordinated basis as and to the extent set forth under "Description of the Preferred Securities Guarantees" in the accompanying Prospectus. The Preferred Securities Guarantee is a full and unconditional guarantee from the time of issuance of the Preferred Securities, but the Preferred Securities Guarantee covers distributions and other payments on the Preferred

Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debentures deposited in the Trust as trust assets.

     Distributions on the Preferred Securities will be made to the holders thereof as they appear on the books and records of the Trust on the relevant record dates, which, as long as the Preferred Securities remain in book-entry only form, will be one Business Day (as defined herein) prior to the relevant distribution payment date. Distributions payable on any Preferred Securities that are not punctually paid on any distribution payment date as a result of the Company having failed to make the corresponding interest payment on the Junior Subordinated Debentures will forthwith cease to be payable to the person in whose name such Preferred Security is registered on the relevant record date, and such defaulted distribution will instead be payable to the person in whose name such Preferred Security is registered on the special record date established by the Regular Trustees (as defined in the accompanying Prospectus), which record date shall correspond to the special record date or other specified date determined in accordance with the Indenture; provided, however, that distributions shall not be considered payable on any distribution payment date falling within an Extension Period unless the Company has elected to make a full or partial payment of interest accrued on the Junior Subordinated Debentures on such distribution payment date. Distributions on the Preferred Securities will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account (as defined in the accompanying Prospectus) for the benefit of the holders of the Preferred Securities and the Common Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under "Book-Entry Only Issuance; The Depository Trust Company" below. In the event that the Preferred Securities do not continue to remain in book-entry only form, the relevant record date will be the fifteenth day of the month immediately preceding the month in which the relevant payment date occurs. The Declaration provides that the payment dates or record dates for the Preferred Securities shall be the same as the payment dates and record dates for the Junior Subordinated Debentures. All distributions paid with respect to the Trust Securities shall be paid on a pro rata basis to the holders thereof entitled thereto. If any date on which distributions are to be made on the Preferred Securities is not a Business Day, then payment of the distribution to be made on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. "Business Day" shall mean any day other than Saturday, Sunday or any other day on which banking institutions in the City of New York in the State of New York are authorized or required by law to close.

SPECIAL EVENT REDEMPTION OR DISTRIBUTION

     If, at any time, a Tax Event or an Investment Company Event (each a "Special Event") shall occur and be continuing, the Trust shall, unless the Junior Subordinated Debentures are redeemed in the limited circumstances described below, be dissolved with the result that, after satisfaction of creditors of the Trust, Junior Subordinated Debentures with an aggregate principal amount equal to the aggregate stated liquidation amount of the Preferred Securities and the Common Securities would be distributed on a pro rata basis to the holders of the Preferred Securities and the Common Securities in liquidation of such holders' interests in the Trust, within 90 days following the occurrence of such Special Event; provided, however, that in the case of the occurrence of a Tax Event, as a condition of such dissolution and distribution, the Regular Trustees shall have received an opinion of nationally recognized independent tax counsel experienced in such matters (a "No Recognition Opinion"), which opinion may rely on any then applicable published revenue rulings of the Internal Revenue Service, to the effect that the holders of the Preferred Securities will not recognize any gain or loss for United States Federal income tax purposes as a result of such dissolution and distribution of Junior Subordinated Debentures; and, provided further, that, if at the time there is available to the Company or the Regular Trustees, on behalf of the Trust, the opportunity to eliminate, within such 90-day period, the Special Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on the Trust or the Company or the holders of the Preferred Securities, the Company or the Regular Trustees, on behalf of the Trust, will pursue such measure in lieu of dissolution. Furthermore, if in the case of the occurrence of a Tax Event, (i) the Regular Trustees have received an opinion (a "Redemption Tax Opinion") of nationally recognized independent tax counsel experienced in such matters that, as a result of such Tax Event, there is more than an insubstantial risk that the Company would be precluded from deducting the interest on the Junior Subordinated Debentures for United States Federal income tax purposes even if the Junior Subordinated Debentures were distributed to the holders of Trust Securities in liquidation of such holders' interests in the Trust as described above or (ii) the Regular Trustees shall have been informed by such tax counsel that a No Recognition Opinion cannot be delivered to the Trust, the Company shall have the right at any time, upon not less than 30 nor more than 60 days notice, to redeem the Junior Subordinated Debentures in whole or in part for cash within 90 days following the occurrence of such Tax Event, and promptly following such redemption Preferred Securities and Common Securities with an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so redeemed will be redeemed by the Trust at the Redemption Price on a pro rata basis; provided, however, that if at the time there is available to the Company or the Regular Trustees, on behalf of the Trust, the opportunity to eliminate, within such 90-day period, such Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on the Trust, the Company or the holders of the Preferred Securities, the Company or the Regular Trustees, on behalf of the Trust, will pursue such measure in lieu of redemption and provided further that the Company shall have no right to redeem the Junior Subordinated Debentures while the Regular Trustees, on behalf of the Trust, are pursuing any such ministerial action. The Common Securities will be redeemed on a pro rata basis with the Preferred Securities, except that if an Event of Default under the Declaration has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities with respect to payment of the Redemption Price.

     "Tax Event" means that the Regular Trustees shall have obtained an opinion of nationally recognized independent tax counsel experienced in such matters (a "Dissolution Tax Opinion") to the effect that on or after the date of this Prospectus Supplement as a result of (a) any amendment to, or change in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, (b) any amendment to, or change (including any announced prospective change) in, an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), (c) any interpretation or pronouncement that provides for a position with respect to such laws or regulations that differs from the theretofore generally accepted position or (d) any action taken by any governmental agency or regulatory authority, which amendment or change is enacted, promulgated, issued or effective or which interpretation or pronouncement is issued or announced or which action is taken, in each case on or after the date of this Prospectus Supplement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the date thereof, subject to United States Federal income tax with respect to income accrued or received on the Junior Subordinated Debentures, (ii) the Trust is, or will be within 90 days of the date thereof, subject to more than a de minimis amount of other taxes, duties or other governmental charges or (iii) interest payable by the Company to the Trust on the Junior Subordinated Debentures is not, or within 90 days of the date thereof will not be, deductible by the Company for United States Federal income tax purposes.

     "Investment Company Event" means that the Regular Trustees shall have received an opinion of nationally recognized independent counsel experienced in practice under the Investment Company Act of 1940, as amended (the "1940 Act"), that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), there is more than an insubstantial risk that the Trust is or will be considered an "investment company" which is required to be registered under the 1940 Act, which Change in 1940 Act Law becomes effective on or after the date of this Prospectus Supplement.

     On the date fixed for any distribution of Junior Subordinated Debentures, upon dissolution of the Trust, (i) the Preferred Securities and the Common Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having an aggregate principal amount equal to the aggregate stated liquidation amount of, and accrued and unpaid interest equal to accrued and unpaid distributions on, such Preferred Securities, until such certificates are presented to the Company or its agent for transfer or reissuance.

     There can be no assurance as to the market price for the Junior Subordinated Debentures which may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Junior Subordinated Debentures which a holder of Preferred Securities may subsequently receive upon the dissolution of the Trust may trade at a discount to the price of the Preferred Securities exchanged. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on the NYSE or on such other exchange on which the Preferred Securities are then listed.

MANDATORY REDEMPTION

     Upon the repayment of the Junior Subordinated Debentures, whether at maturity, upon redemption or otherwise, the proceeds from such repayment will be promptly applied to redeem Preferred Securities and Common Securities having an aggregate liquidation amount equal to the Junior Subordinated Debentures so repaid, upon not less than 30 nor more than 60 days' notice, at the Redemption Price. The Common Securities will be entitled to be redeemed on a pro rata basis with the Preferred Securities, except that if an Event of Default under the Declaration has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities with respect to payment of the Redemption Price. Subject to the foregoing, if fewer than all outstanding Preferred Securities and Common Securities are to be redeemed, the Preferred Securities and Common Securities will be redeemed on a pro rata basis. In the event fewer than all outstanding Preferred Securities are to be redeemed, Preferred Securities registered in the name of and held by DTC or its nominee will be redeemed as described under "Book-Entry Only Issuance; The Depository Trust Company" below.

REDEMPTION PROCEDURES

     The Trust may not redeem fewer than all the outstanding Preferred Securities unless all accrued and unpaid distributions have been paid on all Preferred Securities for all monthly distribution periods terminating on or prior to the date of redemption.

     If the Trust gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable) then, by 12:00 noon, New York City time, on the redemption date and provided that the Company has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, the Trust will irrevocably deposit with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. See "Book-Entry Only Issuance; The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then, immediately prior to the close of business on the redemption date, distributions will cease to accrue on the Preferred Securities called for redemption, such Preferred Securities shall no longer be deemed to be outstanding and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. Neither the Trustees nor the Trust shall be required to register or cause to be registered the transfer of any Preferred Securities which have been so called for redemption. If any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date fixed for redemption. If the Company fails to repay Junior Subordinated Debentures on maturity or on the date fixed for redemption or if payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid by the Property Trustee or by the Company pursuant to the Preferred Securities Guarantee described under "Description of the Preferred Securities Guarantees" in the accompanying Prospectus, distributions on the Preferred Securities will continue to accrue from the original redemption date of the Preferred Securities to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

     In the event that fewer than all the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed pro rata as described below under "Book-Entry Only Issuance; The Depository Trust Company."

     If a partial redemption of the Preferred Securities would result in the delisting of the Preferred Securities by any national securities exchange or other organization on which the Preferred Securities are then listed, the Company pursuant to the Indenture will only redeem Junior Subordinated Debentures in whole and, as a result, the Trust may only redeem the Preferred Securities in whole.

     Subject to the foregoing and applicable law (including, without limitation, United States Federal securities laws), the Company or any of its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     In the event of any voluntary or involuntary dissolution, winding-up or termination of the Trust, the holders of the Preferred Securities and the Common Securities at the date of dissolution, winding-up or termination of the Trust will be entitled to receive on a pro rata basis solely out of the assets of the Trust, after satisfaction of liabilities to creditors, an amount equal to the aggregate of the stated liquidation amount of $25 per Trust Security plus accrued and unpaid distributions thereon to the date of payment (such amount being the "Liquidation Distribution"), unless, in connection with such dissolution, winding-up or termination, and after satisfaction of liabilities to creditors, Junior Subordinated Debentures in an aggregate principal amount equal to the aggregate stated liquidation amount of such Trust Securities and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on such Trust Securities shall be distributed on a pro rata basis to the holders of the Preferred Securities and the Common Securities in exchange therefor.

     If, upon any such dissolution, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities and the Common Securities shall be paid, subject to the following sentence, on a pro rata basis. The holders of the Common Securities will be entitled to receive distributions upon any such dissolution on a pro rata basis with the holders of the Preferred Securities, except that if an Event of Default under the Declaration has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities with respect to payment of the Liquidation Distribution.

     Pursuant to the Declaration, the Trust shall terminate: (i) on March 1, 2037; (ii) when all the Trust Securities shall have been called for redemption and the amounts necessary for redemption thereof shall have been paid to the holders of Trust Securities in accordance with the terms of the Trust Securities; or (iii) when all the Junior Subordinated Debentures shall have been distributed to the holders of Trust Securities in exchange for all the Trust Securities in accordance with the terms of the Trust Securities.

NO MERGER, CONSOLIDATION OR SALE OF ASSETS OF THE TRUST

     The Trust may not merge or consolidate with or into, or be replaced by, or sell, transfer or lease all or substantially all its properties and assets to, any corporation or other entity or, except as expressly permitted hereby, sell or transfer any Junior Subordinated Debentures to any corporation or other entity.

DECLARATION EVENTS OF DEFAULT

     An Indenture Event of Default (as defined in the accompanying Prospectus) will constitute an event of default under the Declaration with respect to the Trust Securities (an "Event of Default"); provided that pursuant to the Declaration, the holder of the Common Securities will be deemed to have waived any such Event of Default with respect to the Common Securities until all Events of Default with respect to the

Preferred Securities have been cured or waived. Until all such Events of Default with respect to the Preferred Securities have been so cured or waived, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Declaration and consequently under the Indenture. In the event that any Event of Default with respect to the Preferred Securities is waived by the holders of the Preferred Securities as provided in the Declaration, the holders of Common Securities pursuant to the Declaration have agreed that such waiver also constitutes a waiver of such Event of Default with respect to the Common Securities for all purposes under the Declaration without any further act, vote or consent of the holders of the Common Securities. See "Voting Rights."

     Upon the occurrence of an Event of Default, the Property Trustee as the holder of all the Junior Subordinated Debentures will have the right under the Indenture to declare the principal of, and interest on, the Junior Subordinated Debentures to be immediately due and payable. In addition, the Property Trustee will have the power to exercise all rights, powers and privileges under the Indenture. If the Property Trustee fails to enforce its rights under the Declaration (including, without limitation, its rights, powers and privileges as a holder of the Junior Subordinated Debentures under the Indenture), any holder of Preferred Securities may, to the extent permitted by applicable law, after a period of 30 days has elapsed from such holder's written request to the Property Trustee to enforce such rights, institute a legal proceeding against the Company to enforce the Property Trustee's rights under the Declaration, without first instituting a legal proceeding against the Property Trustee or any other person. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute suit against the Company for enforcement of payment to such holder of the principal of or interest on Junior Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities held by such holder on or after the respective due date specified in the Junior Subordinated Debentures. The holders of Preferred Securities will not be able to exercise directly against the Company any other remedy available to the holders of the Junior Subordinated Debentures unless the Property Trustee first fails to do so. See "Description of the Junior Subordinated Debentures."

VOTING RIGHTS

     Except as provided below, under "Modification and Amendment of the Declaration" and "Description of the Preferred Securities
Guarantees -- Amendments and Assignment" in the accompanying Prospectus and as otherwise required by the Business Trust Act, the Trust Indenture Act or the Declaration, the holders of the Preferred Securities will have no voting rights.

     Subject to the requirements of the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of the Preferred Securities have the right (i) on behalf of all holders of Preferred Securities, to waive any past default that is waivable under the Declaration and (ii) to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or exercising any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee, as the holder of the Junior Subordinated Debentures, to
(A) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee (as defined herein), or executing any trust or power conferred on the Indenture Trustee with respect to the Junior Subordinated Debentures, (B) waive any past default that is waivable under
Section 6.06 of the Indenture, or (C) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable; provided, however, that where the taking of any action under the Indenture would require the consent or vote of (a) holders of Junior Subordinated Debentures representing a specified percentage greater than a majority in principal amount of the Junior Subordinated Debentures or (b) each holder of Junior Subordinated Debentures affected thereby, no such consent or vote shall be given by the Property Trustee without the prior consent or vote of, in the case of clause (a) above, holders of Preferred Securities representing such specified percentage of the aggregate liquidation amount of the Preferred Securities or, in the case of clause (b) above, each holder of Preferred Securities affected thereby. The Property Trustee shall not revoke any action previously authorized or approved by a vote of the holders of Preferred Securities. The Property Trustee shall notify all holders of record of Preferred Securities of any notice of default received from the Indenture Trustee with respect to the Junior Subordinated Debentures. Other than with respect to directing the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or the Indenture Trustee as set forth above, the Property Trustee shall be under no obligation to take any of the foregoing actions at the direction of the holders of the Preferred Securities unless the Property Trustee shall have obtained an opinion of nationally recognized independent tax counsel recognized as expert in such matters to the effect that the Trust will not be classified for United States Federal income tax purposes as an association taxable as a corporation or a partnership on account of such action and will be treated as a grantor trust for United States Federal income tax purposes following such action.

     A waiver of an Indenture Event of Default by the Property Trustee at the direction of holders of the Preferred Securities will constitute a waiver of the corresponding Event of Default under the Declaration in respect of the Trust Securities.

     In the event the consent of the Property Trustee as the holder of the Junior Subordinated Debentures is required under the Indenture with respect to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, the Property Trustee shall request the direction of the holders of the Trust Securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the Trust Securities voting together as a single class; provided, however, that where any such amendment, modification or termination under the Indenture would require the consent or vote of (1) holders of Junior Subordinated Debentures representing a specified percentage greater than a majority in principal amount of the Junior Subordinated Debentures or (2) each holder of Junior Subordinated Debentures affected thereby, the Property Trustee may only give such consent or vote, in the case of clause (1), at the direction of the holders of Trust Securities representing such specified percentage of the aggregate liquidation amount of the Trust Securities or, in the case of clause (2), as directed by each holder of Trust Securities affected thereby; and, provided further, however, that the Property Trustee shall be under no obligation to take any such action in accordance with the directions of the holders of the Trust Securities unless the Property Trustee has obtained an opinion of nationally recognized independent tax counsel recognized as expert in such matters to the effect that the Trust will not be classified for United States Federal income tax purposes as an association taxable as a corporation or a partnership on account of such action and will be treated as a grantor trust for United States Federal income tax purposes following such action.

     Any required approval or direction of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all the holders of Trust Securities or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and (iii) instructions for the delivery of proxies or consents.

     No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel Preferred Securities or distribute Junior Subordinated Debentures in accordance with the Declaration.

     Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities at such time that are owned by the Company or by any entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if they were not outstanding.

     The procedures by which persons owning Preferred Securities registered in the name of and held by DTC or its nominee may exercise their voting rights are described under "Book-Entry Only Issuance; The Depository Trust Company" below.

     Holders of the Preferred Securities will have no rights to increase or decrease the number of Trustees or to appoint, remove or replace a Trustee, which rights are vested exclusively in the holders of the Common Securities.

MODIFICATION AND AMENDMENT OF THE DECLARATION

     The Declaration may be modified and amended with the approval of a majority of the Regular Trustees, provided that, if any proposed modification or amendment provides for, or the Regular Trustees otherwise propose to effect, (a) any action that would adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to the Declaration or otherwise, or (b) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of the outstanding Trust Securities as a class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least 66 2/3% in liquidation amount of the Trust Securities, provided that if any amendment or proposal referred to above would adversely affect only the Preferred Securities or the Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of 66 2/3% in liquidation amount of such class of Trust Securities.

     Notwithstanding the foregoing, (i) no amendment or modification may be made to the Declaration unless the Regular Trustees shall have obtained (a) either a ruling from the Internal Revenue Service or a written unqualified opinion of nationally recognized independent tax counsel experienced in such matters to the effect that such amendment will not cause the Trust to be classified for United States Federal income tax purposes as an association taxable as a corporation or a partnership and to the effect that the Trust will continue to be treated as a grantor trust for purposes of United States Federal income taxation and (b) a written unqualified opinion of nationally recognized independent counsel experienced in such matters to the effect that such amendment will not cause the Trust to be an "investment company" which is required to be registered under the 1940 Act; (ii) certain specified provisions of the Declaration may not be amended without the consent of all the holders of the Trust Securities; (iii) no amendment which adversely affects the rights, powers and privileges of the Property Trustee or the Delaware Trustee shall be made without the consent of the Property Trustee or the Delaware Trustee, as the case may be; (iv) Article IV of the Declaration relating to the obligation of the Company to purchase the Common Securities and to pay certain obligations and expenses of the Trust as described under "The PWG Trusts" in the accompanying Prospectus may not be amended without the consent of the Company; and (v) the rights of holders of Common Securities under Article V of the Declaration to increase or decrease the number of, and to appoint, replace or remove, Trustees shall not be amended without the consent of each holder of Common Securities.

     The Declaration further provides that it may be amended without the consent of the holders of the Trust Securities to (i) cure any ambiguity; (ii) correct or supplement any provision in the Declaration that may be defective or inconsistent with any other provision of the Declaration; (iii) to add to the covenants, restrictions or obligations of the Company; and (iv) to conform to changes in, or a change in interpretation or application of, certain 1940 Act requirements by the Commission, which amendment does not adversely affect the rights, preferences or privileges of the holders.

BOOK-ENTRY ONLY ISSUANCE; THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully registered securities registered in the name of DTC or its nominee. One or more fully-registered global Preferred Securities certificates (each a "Preferred Securities Global Certificate"), representing the total aggregate number of Preferred Securities, will be issued and will be deposited with DTC.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Preferred Security.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a

"clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Upon issuance of a Preferred Securities Global Certificate, DTC will credit on its book-entry registration and transfer system the number of Preferred Securities represented by such Preferred Securities Global Certificate to the accounts of institutions that have accounts with DTC. Ownership of beneficial interests in a Preferred Securities Global Certificate will be limited to Participants or persons that may hold interests through Participants. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and the Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct Participants or the Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

     DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. So long as DTC, or its nominee, is the owner of a Preferred Securities Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner and holder of record of the Preferred Securities represented by such Preferred Securities Global Certificate for all purposes.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all the Preferred Securities are being redeemed, DTC will reduce pro rata (subject to adjustment to eliminate fractional Preferred Securities) the amount of interest of each Direct Participant in the Preferred Securities to be redeemed.

     Although voting with respect to the Preferred Securities is limited, in those instances in which a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Distribution payments on the Preferred Securities represented by a Preferred Securities Global Certificate will be made by the Property Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participants and not of DTC, the Trust or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

     Except as provided herein, a Beneficial Owner in a Preferred Securities Global Certificate will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

     DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, if a successor securities depositary is not appointed, Preferred Security certificates will be required to be printed and delivered. Additionally, the Trust may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the Preferred Securities will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Trust and the Company believe to be reliable, but the Trust and the Company take no responsibility for the accuracy thereof.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

     In the event the Preferred Securities do not remain in book-entry only form, the following provisions will apply:

     Payment of distributions and payments on redemption of the Preferred Securities will be payable, the transfer of the Preferred Securities will be registrable and Preferred Securities will be exchangeable for Preferred Securities of other denominations of a like aggregate liquidation amount at the principal corporate trust office of the Property Trustee in The City of New York; provided that payment of distributions may be made at the option of the Regular Trustees on behalf of the Trust by check mailed to the address of the persons entitled thereto and that the payment on redemption of any Preferred Security will be made only upon surrender of such Preferred Security to the Property Trustee.

     The Chase Manhattan Bank or one of its affiliates will act as registrar and transfer agent for the Preferred Securities. The Chase Manhattan Bank will also act as paying agent and, with the consent of the Regular Trustees, may designate additional paying agents.

     Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust or the Company may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

     The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, prior to an Event of Default, undertakes to perform only such duties as are specifically set forth in the Declaration and, during an Event of Default, shall exercise and use the same degree of care and skill as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Property Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Property Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     The Property Trustee is a depositary for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

GOVERNING LAW

     The Declaration and the Preferred Securities will be governed by, and construed in accordance with, the laws of the State of Delaware.

MISCELLANEOUS

     The Regular Trustees are authorized and directed to take such action as they deem reasonable in order that the Trust will not be deemed to be an "investment company" required to be registered under the 1940 Act or that the Trust will not be classified for United States Federal income tax purposes as an association taxable as a corporation or a partnership and will be treated as a grantor trust for United States Federal income tax purposes. In this connection, the Regular Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Declaration, that the Regular Trustees determine in their discretion to be reasonable and necessary or desirable for such purposes, as long as such action does not adversely affect the interests of holders of the Trust Securities.

     The Company and the Regular Trustees on behalf of the Trust will be required to provide to the Property Trustee annually a certificate as to whether or not the Company and the Trust, respectively, is in compliance with all the conditions and covenants under the Declaration.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Set forth below is a description of the Junior Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities and which will be deposited in the Trust as trust assets. The terms of the Junior Subordinated Debentures include those stated in the Indenture dated as of December 9, 1996, between the Company and The Chase Manhattan Bank, as trustee (the "Indenture Trustee"), as supplemented by the Second Supplemental Indenture dated as of March 14, 1997, between the Company and the Indenture Trustee (as so supplemented, the "Indenture"), forms of which have been filed as exhibits to the Registration Statement of which this Prospectus Supplement forms a part, and those made part of the Indenture by the Trust Indenture Act. This description supplements the description of the general terms and provisions of the Junior Subordinated Debt Securities set forth in the accompanying Prospectus under the caption "Description of the Junior Subordinated Debt Securities." The following description does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Trust Indenture Act. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section references used herein are references to provisions of the Indenture.

     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that junior subordinated debentures may be issued thereunder from time to time in one or more series (collectively, together with the Junior Subordinated Debentures, the "Subordinated Debentures"). The Junior Subordinated Debentures constitute a separate series under the Indenture.

     Under certain circumstances involving the dissolution of the Trust following the occurrence of a Special Event, Junior Subordinated Debentures may be distributed to the holders of the Trust Securities upon dissolution of the Trust. See "Description of the Preferred Securities -- Special Event Redemption or Distribution."

GENERAL

     The Junior Subordinated Debentures are unsecured, subordinated obligations of the Company, limited in aggregate principal amount to an amount equal to the sum of (i) the stated liquidation amount of the Preferred Securities issued by the Trust and (ii) the proceeds received by the Trust upon issuance of the Common Securities to the Company (which proceeds will be used to purchase an equal principal amount of Junior Subordinated Debentures).

     The entire principal amount of the Junior Subordinated Debentures will become due and payable, together with any accrued and unpaid interest thereon, on March 1, 2037. The Junior Subordinated Debentures are not subject to any sinking fund.

     If Junior Subordinated Debentures are distributed to holders of Preferred Securities upon dissolution of the Trust, such Junior Subordinated Debentures will initially be issued as a Global Security (as defined below). As described herein, under certain limited circumstances, Junior Subordinated Debentures may be issued in certificated form in exchange for a Global Security. See "Book-Entry and Settlement" below. In the event that Junior Subordinated Debentures are issued in certificated form, such Junior Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Junior Subordinated Debentures issued as a Global Security will be made to DTC, a successor depositary or, in the event that no depositary is used, to a paying agent for the Junior Subordinated Debentures.

     In the event that Junior Subordinated Debentures are issued in certificated form, payments of principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Indenture Trustee in The City of New York; provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto and that the payment of principal with respect to any Junior Subordinated Debenture will be made only upon surrender of such Junior Subordinated Debenture to the Indenture Trustee.

     If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon dissolution of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on the NYSE or on such other exchange on which the Preferred Securities are then listed.

OPTIONAL REDEMPTION

     Except as provided below, the Junior Subordinated Debentures may not be redeemed prior to March 1, 2002. The Company shall have the right to redeem the Junior Subordinated Debentures, in whole or in part, from time to time, on or after March 1, 2002, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount to be redeemed, plus any accrued and unpaid interest to the redemption date, including interest accrued during an Extension Period. The Company will also have the right to redeem the Junior Subordinated Debentures at any time upon the occurrence of a Tax Event if certain conditions are met as described under "Description of the Preferred Securities -- Special Event Redemption or Distribution."

     If the Company gives a notice of redemption in respect of Junior Subordinated Debentures (which notice will be irrevocable) then, by 12:00 noon, New York City time, on the redemption date, the Company will deposit irrevocably with the Indenture Trustee funds sufficient to pay the applicable redemption price and will give irrevocable instructions and authority to pay such redemption price to the holders of the Junior Subordinated Debentures. If notice of redemption shall have been given and funds deposited as required, then, upon the date of such deposit, interest will cease to accrue on the Junior Subordinated Debentures called for redemption, such Junior Subordinated Debentures will no longer be deemed to be outstanding and all rights of holders of such Junior Subordinated Debentures so called for redemption will cease, except the right of the holders of such Junior Subordinated Debentures to receive the applicable redemption price, but without interest on such redemption price. If any date fixed for redemption of Junior Subordinated Debentures is not a Business Day, then payment of the redemption price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date fixed for redemption. If the redemption price in respect of Junior Subordinated Debentures is not paid by the Company, interest on such Junior Subordinated Debentures will continue to accrue, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the applicable redemption price. If fewer than all the Junior Subordinated Debentures are to be redeemed, the Junior Subordinated Debentures to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Indenture Trustee.

     The Company shall not be required to (i) issue, register the transfer of or exchange any Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of all or less than all of the Junior Subordinated Debentures and ending at the close of business on the day of such mailing and (ii) register the transfer of or exchange any Junior Subordinated Debentures so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Debentures being redeemed in part. (Section 2.05)

INTEREST

     The Junior Subordinated Debentures will bear interest at the rate of 8.08% per annum from March 14, 1997. Interest will be payable monthly in arrears on the first day of each month (each, an "Interest Payment Date"), commencing on April 1, 1997, to the person in whose name such Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event (i) the Preferred Securities shall not continue to remain in book-entry only form or
(ii) if, following distribution of the Junior Subordinated Debentures to holders of Trust Securities upon dissolution of the Trust as described under "Description of the Preferred Securities," the Junior Subordinated Debentures shall not continue to remain in book-entry only form, the relevant record date will be the fifteenth day of the month immediately preceding the month in which the relevant Interest Payment Date occurs. Interest payable on any Junior Subordinated Debenture that is not punctually paid or duly provided for on any interest payment date will forthwith cease to be payable to the person in whose name such Junior Subordinated Debenture is registered on the relevant record date, and such defaulted interest will instead be payable to the person in whose name such Junior Subordinated Debenture is registered on the special record date or other specified date determined in accordance with the Indenture; provided, however, that interest, shall not be considered payable by the Company on any Interest Payment Date falling within an Extension Period unless the Company has elected to make a full or partial payment of interest accrued on the Junior Subordinated Debentures on such Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months and for any period shorter than a 30-day period for which interest is computed, the amount of interest payable will be computed on the basis of the actual number of days elapsed. If any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     So long as the Company is not in default in the payment of interest on the Junior Subordinated Debentures, the Company shall have the right to extend the interest payment period from time to time for a period not exceeding 60 consecutive monthly interest periods. The Company has no current intention of exercising its right to extend an interest payment period. No interest shall be due and payable during an Extension Period, except at the end thereof. During any Extension Period, the Company shall not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock or make any guarantee payments with respect thereto; provided, however, that the foregoing restrictions shall not apply to (i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock.

     The Company's outstanding preferred stock consists of $100 million stated value of 6% Cumulative Convertible Redeemable Preferred Stock, Series A (the "Convertible Preferred Stock") and $250 million stated value of 9% Cumulative Redeemable Preferred Stock, Series C (the "Redeemable Preferred Stock"). The Convertible Preferred Stock is redeemable at any time, in whole or in part, at the option of the Company at redemption prices declining to $100 per share, plus accrued and unpaid dividends, by December 16, 2004 and is subject to mandatory redemption on December 15, 2014. The Convertible Preferred Stock is convertible, at the option of the holder, into shares of common stock, at any time, in whole or in part, at a conversion price of $18.13 per share of common stock, subject to adjustment. The Redeemable Preferred Stock is redeemable, at the option of the Company, at any time after December 15, 1999, in whole or in part, at a price of $100 per share, together with accrued but unpaid dividends. The Redeemable Preferred Stock is subject to mandatory redemption on December 15, 2014.

     Prior to the termination of any such Extension Period, the Company may further extend the interest payment period; provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive monthly interest periods and may not extend beyond the maturity of the Junior Subordinated Debentures. On the first Interest Payment Date occurring at or after the end of each Extension Period, the Company shall pay to the holders of Junior Subordinated Debentures of record on the record date for such Interest Payment Date (regardless of who the holders of record may have been on other dates during the Extension Period) all accrued and unpaid interest on the Junior Subordinated Debentures, together with interest thereon at the rate specified for the Junior Subordinated Debentures to the extent permitted by applicable law, compounded monthly ("Compounded Interest"). Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the above requirements. The Company may also prepay at any time all or any portion of the interest accrued during an Extension Period. Consequently, there could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures, each not to exceed 60 consecutive monthly interest periods or to cause any extension beyond maturity of the Junior Subordinated Debentures. The failure by the Company to make interest payments during an Extension Period would not constitute a default or an event of default under the Indenture or the Company's currently outstanding indebtedness.

     If the Property Trustee shall be the sole holder of the Junior Subordinated Debentures, the Company shall give the Property Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the next succeeding date on which the distributions on the Preferred Securities are payable or (ii) the date the Trust is required to give notice to the NYSE (if the Preferred Securities are then listed thereon) or other applicable self-regulatory organization or to holders of the Preferred Securities of the record date or payment date for such distribution. The Trust shall give notice of the Company's selection of such Extension Period to the holders of the Preferred Securities.

     If Junior Subordinated Debentures have been distributed to holders of Trust Securities, the Company shall give the holders of the Junior Subordinated Debentures notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the next succeeding Interest Payment Date or (ii) the date the Company is required to give notice to the NYSE (if the Junior Subordinated Debentures are then listed thereon) or other applicable self-regulatory organization or to holders of the Junior Subordinated Debentures of the record or payment date for such related interest payment.

COMPOUNDED INTEREST

     Payments of Compounded Interest on the Junior Subordinated Debentures held by the Trust will make funds available to pay any interest on distributions in arrears in respect of the Preferred Securities pursuant to the terms thereof.

BOOK-ENTRY AND SETTLEMENT

     If any Junior Subordinated Debentures are distributed to holders of Preferred Securities (see "Description of the Preferred Securities"), such Junior Subordinated Debentures will be issued in the form of one or more global certificates (each a "Global Security") registered in the name of the depositary or its nominee. Except under the limited circumstances described below, Junior Subordinated Debentures represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Junior Subordinated Debentures in definitive form. The Global Securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

     Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Junior Subordinated Debentures in definitive form and will not be considered the holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security representing Junior Subordinated Debentures shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the depositary or its nominee or of a successor depositary or its nominee. Accordingly, each Beneficial Owner must rely on the procedures of the depositary or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder under the Indenture. If Junior Subordinated Debentures are distributed to holders of Preferred Securities, DTC will act as securities depositary for the Junior Subordinated Debentures.

     For a description of DTC and DTC's book-entry system, see "Description of Preferred Securities -- Book-Entry Only Issuance; The Depository Trust Company." As of the date of this Prospectus Supplement, the description herein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. The Company may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as a depositary for the Global Securities.

     None of the Company, the Indenture Trustee, any paying agent and any other agent of the Company or the Indenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Junior Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     A Global Security shall be exchangeable for Junior Subordinated Debentures registered in the names of persons other than the depositary or its nominee only if (i) the depositary notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed; (ii) the depositary, at any time, ceases to be a clearing agency registered under the Exchange Act at which time the depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed; (iii) the Company, in its sole discretion, determines that such Global Security shall be so exchangeable; or (iv) there shall have occurred an Indenture Event of Default with respect to such Junior Subordinated Debentures. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Junior Subordinated Debentures registered in such names as the depositary shall direct. It is expected that such instructions will be based upon directions received by the depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

                 RELATIONSHIP BETWEEN THE PREFERRED SECURITIES,
                     THE JUNIOR SUBORDINATED DEBENTURES AND
                       THE PREFERRED SECURITIES GUARANTEE

     As set forth in the Declaration, the Trust exists for the sole purpose of
(a) issuing and selling the Trust Securities evidencing undivided beneficial interests in the assets of the Trust and investing the proceeds from such issuance and sale in the Junior Subordinated Debentures and (b) engaging in such other activities as are necessary, convenient or incidental thereto.

     As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover distributions and other payments due on the Preferred Securities primarily because (i) the aggregate principal amount of Junior Subordinated Debentures held as trust assets will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) the Declaration provides that the Company shall pay for all debts and obligations (other than with respect to the Trust Securities) and all costs and expenses of the Trust, including any taxes and all costs and expenses with respect thereto, to which the Trust may become subject, except for United States withholding taxes; and (iv) the Declaration further provides that the Trustees shall not cause or permit the Trust, among other things, to engage in any activity that is not consistent with the limited purposes of the Trust. With respect to clause (iii) above, however, no assurance can be given that the Company will have sufficient resources to enable it to pay such debts, obligations, costs and expenses on behalf of the Trust.

     Payments of distributions and other payments due on the Preferred Securities are guaranteed by the Company on a subordinated basis as and to the extent set forth under "Description of the Preferred Securities Guarantees" in the accompanying Prospectus. If the Company does not make interest or other payments on the Junior Subordinated Debentures, the Trust will not make distributions or other payments on the Preferred Securities. Under the Declaration, if and to the extent the Company does make interest or other payments on the Junior Subordinated Debentures, the Property Trustee is obligated to make distributions or other payments on the Preferred Securities. The Preferred Securities Guarantee is a full and unconditional guarantee from the time of issuance of the Preferred Securities, but the Preferred Securities Guarantee covers distributions and other payments on the Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debentures deposited in the Trust as trust assets.

     The Property Trustee will have the power to exercise all rights, powers and privileges under the Indenture with respect to the Junior Subordinated Debentures, including its rights as the holder of the Junior Subordinated Debentures to enforce the Company's obligations under the Junior Subordinated Debentures upon the occurrence of an Indenture Event of Default, and will also have the right to enforce the Preferred Securities Guarantee on behalf of the holders of the Preferred Securities. In addition, the holders of at least a majority in liquidation amount of the Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Declaration and the Preferred Securities Guarantee. If the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures, any holder of Preferred Securities may, to the extent permitted by applicable law, after a period of 30 days has elapsed from such holder's written request to the Property Trustee to enforce such rights, institute a legal proceeding against the Company to enforce the Property Trustee's rights under the Junior Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute suit against the Company for enforcement of payment to such holder of the principal of or interest on Junior Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities held by such holder on or after the respective due date specified in the Junior Subordinated Debentures. The holders of Preferred Securities will not be able to exercise directly against the Company any other remedy available to the holders of the Junior Subordinated

Debentures unless the Property Trustee first fails to do so. If the Property Trustee fails to enforce the Preferred Securities Guarantee, to the extent permitted by applicable law, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights under the Preferred Securities Guarantee without first instituting a legal proceeding against the Trust, the Property Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment (as defined in the accompanying Propectus), a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of such holder's right to receive payment under the Preferred Securities Guarantee. The Company waives any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against the Company. See "Description of the Preferred Securities" and "Description of the Preferred Securities Guarantees" in the accompanying Prospectus.

     The above mechanisms and obligations, taken together, provide a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

                                    TAXATION

     In the opinion of Cravath, Swaine & Moore, counsel to the Company and the Trust ("Tax Counsel"), the following are the material United States Federal income tax consequences of the ownership and disposition of Preferred Securities. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by holders who acquire the Preferred Securities upon original issuance ("Initial Holders"). It does not deal with special classes of holders, such as dealers in securities or currencies, life insurance companies, persons holding Preferred Securities as part of a straddle or as part of a hedging or conversion transaction, or persons whose functional currency is not the United States dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change (possibly on a retroactive basis).

     INVESTORS ARE ADVISED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE TRUST

     In the opinion of Tax Counsel, under current law and assuming full compliance with the terms of the Declaration, the Trust will be classified for United States Federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, each holder of Preferred Securities (a "Securityholder") will be considered the owner of a pro rata portion of the Junior Subordinated Debentures held by the Trust. Accordingly, each Securityholder will be required to include in gross income the pro rata share of income accrued on the Junior Subordinated Debentures.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     In the opinion of Tax Counsel, under current law and assuming full compliance with the Indenture, the Junior Subordinated Debentures will be classified for United States Federal income tax purposes as indebtedness of the Company.

INTEREST AND ORIGINAL ISSUE DISCOUNT

     If an Extension Period occurs, the Junior Subordinated Debentures would be considered to have original issue discount at all times after the beginning of the first Extension Period, including after the termination of the Extension Period. In addition, the Company's option to defer the payment of interest on the Junior Subordinated Debentures during an Extension Period might cause the Junior Subordinated Debentures to be considered initially to be issued with original issue discount. The Company believes, and will take the position, that this latter result will not arise because of an exception in the Treasury Regulations that applies when there is only a "remote" likelihood that an Extension Period will occur. Assuming that the likelihood of an Extension Period is in fact remote, Tax Counsel believes that this position is correct although there is no authority directly on point and the Internal Revenue Service could take a contrary position.

     If the original issue discount rules apply to the Junior Subordinated Debentures (either following the occurrence of an Extension Period or initially), each Securityholder, whether on the cash or accrual method of accounting, will be required to accrue its pro rata share of original issue discount into income in accordance with a constant yield method based on the compounding of interest. As a result, income will be required to be reported by Securityholders before the receipt of cash attributable to such income, and, in particular, income will be reported during an Extension Period even though no cash distributions are being made. If the original issue discount rules apply for a period during which cash distributions are currently being made, the sum of the daily accruals of income for a monthly period for a Securityholder that purchased the Preferred Securities for their liquidation value will equal the cash distribution received by the Securityholder for such month, assuming no disposition prior to the record date for such distribution.

     If the original issue discount rules apply, actual distributions of stated interest will not separately be reported as income. In that case, a Securityholder's tax basis for the Junior Subordinated Debentures will be increased by original issue discount accrued into income, and decreased by cash distributions of interest. If the original issue discount rules do not apply, stated interest will be includible in a Securityholder's gross income as ordinary interest income in accordance with such holder's regular method of tax accounting.

     Whether or not the original issue discount rules apply, no portion of the amounts received on the Preferred Securities will be eligible for the corporate dividends received deduction.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF PREFERRED
SECURITIES

     Under current law, a distribution by the Trust of the Junior Subordinated Debentures as described under the caption "Description of the Preferred Securities--Special Event Redemption or Distribution" will be non-taxable and will result in the Securityholder receiving directly such Securityholder's pro rata share of the Junior Subordinated Debentures previously held indirectly through the Trust, with a holding period and tax basis equal to the holding period and adjusted tax basis such Securityholder was considered to have had in such Securityholder's pro rata share of the underlying Junior Subordinated Debentures immediately prior to such distribution. If, however, the Special Event giving rise to the distribution is a Tax Event which results in the Trust being treated as an association taxable as a corporation, the distribution would constitute a taxable event to Securityholders.

MARKET DISCOUNT AND BOND PREMIUM

     Securityholders other than Initial Holders may be considered to have acquired their pro rata interest in the Junior Subordinated Debentures with market discount, acquisition premium or amortizable bond premium. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

DISPOSITION OF THE PREFERRED SECURITIES

     Upon a sale, exchange or other disposition of the Preferred Securities (including a distribution of cash in redemption of a Securityholder's Preferred Securities upon redemption or repayment of the underlying Junior Subordinated Debentures, but excluding the distribution of Junior Subordinated Debentures), a Securityholder will be considered to have disposed of all or part of such Securityholder's pro rata share of the Junior Subordinated Debentures, and will recognize gain or loss equal to the difference between the amount realized (other than amounts attributable to accrued but unpaid interest that is not treated as original issue discount) and the Securityholder's adjusted tax basis in such Securityholder's pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. A Securityholder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by original issue discount previously includible in such Securityholder's gross income to the date of disposition and decreased by payments (other than payments of stated interest that are not treated as original issue discount) received on the Preferred Securities. Gain or loss will be capital gain or loss (except to the extent of any accrued interest or market discount not previously included in income). See "Market Discount and Bond Premium" above. Such gain or loss will be long-term capital gain or loss if the Preferred Securities have been held for more than one year.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any individual, corporation, partnership, estate or trust that is, as to the United States, a non-resident alien individual or a foreign corporation, partnership, estate or trust.

     Under present United States Federal income tax law:

          (i) payments by the Trust or any of its paying agents to any holder of a Preferred Security who or which is a United States Alien Holder will not be subject to United States Federal income or withholding tax, provided that (a) the beneficial owner of the Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (b) the beneficial owner of the Preferred Security is not a controlled foreign corporation that is related to the Company through stock ownership; (c) either (A) the beneficial owner of the Preferred Security certifies to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Preferred Security certifies to the Trust or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes the Trust or its agent with a copy thereof; and (d) such payments are not effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States; and

          (ii) A United States Alien Holder of a Preferred Security will not be subject to United States Federal income or withholding tax on any gain realized upon the sale or other disposition of a Preferred Security unless
     (i) the United States Alien Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions apply, or (ii) the gain is effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States.

INFORMATION REPORTING TO HOLDERS

     The Trust will report the interest paid or the original issue discount that accrued during the year with respect to the Junior Subordinated Debentures, and any gross proceeds received by the Trust from the retirement or redemption of the Junior Subordinated Debentures, annually to the holders of record of the Preferred Securities and the Internal Revenue Service. The Trust currently intends to deliver such reports to holders of record prior to January 31 following each calendar year.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain identification requirements. Any withheld amounts will generally be allowed as a credit against the Securityholder's United States Federal income tax, provided the required information is timely filed with the Internal Revenue Service.

POSSIBLE TAX LAW CHANGES

     On February 6, 1997, as part of President Clinton's Fiscal 1998 Budget Proposal, the Clinton Administration proposed legislation (the "Proposed Legislation") which would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations, such as the Junior Subordinated Debentures, issued on or after the "date of first committee action" if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. No such committee action has yet occurred. Accordingly, if the Proposed Legislation were enacted in its current form, such legislation would not apply to the Junior Subordinated Debentures. There can be no assurance, however, that legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures. Such a change could give rise to a Tax Event. See "Description of the Preferred Securities -- Special Event Redemption or Distribution."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated the date hereof (the "Underwriting Agreement"), the Company and the Trust have agreed that the Trust will sell to each of the Underwriters named below, and each of the Underwriters, for whom PaineWebber Incorporated is acting as representative (the "Representative"), has severally agreed to purchase from the Trust, the number of Preferred Securities set forth opposite its name below.

                                                                           NUMBER OF
                                UNDERWRITER                           PREFERRED SECURITIES
        ------------------------------------------------------------  --------------------
        PaineWebber Incorporated....................................          650,000
        Bear, Stearns & Co. Inc.....................................          635,000
        Dean Witter Reynolds Inc....................................          635,000
        Donaldson, Lufkin & Jenrette Securities Corporation.........          635,000
        Goldman, Sachs & Co.........................................          635,000
        Lehman Brothers Inc.........................................          635,000
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...................................          635,000
        Morgan Stanley & Co. Incorporated...........................          635,000
        Prudential Securities Incorporated..........................          635,000
        Salomon Brothers Inc........................................          635,000
        Smith Barney Inc............................................          635,000
                                                                           ----------
                  Total.............................................        7,000,000
                                                                           ==========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any Preferred Securities are purchased by the Underwriters. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitment of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representative that the Underwriters propose initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.40 per Preferred Security to certain brokers and dealers. After the initial public offering, the public offering price and such concessions may be changed.

     In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as Underwriters' Compensation for the Underwriters' arranging the investment therein of such proceeds $.7875 per Preferred Security or $5,512,500 in the aggregate ($6,339,375 in the aggregate if the Underwriters' over-allotment option is exercised in full) for the accounts of the several Underwriters.

     Pursuant to the Underwriting Agreement, the Trust has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 1,050,000 additional Preferred Securities at the price to public set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering. The Company will pay Underwriters' Compensation in the amount per Preferred Security set forth above with respect to such additional Preferred Securities. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Preferred Securities as the number set forth next to such Underwriter's name in the preceding table bears to the total number of Preferred Securities offered by the Underwriters hereby.

     During a period of 30 days from the date of this Prospectus Supplement, neither the Trust nor the Company will, without the prior written consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Junior Subordinated Debentures or any debt securities substantially similar to the Junior Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for the Junior Subordinated Debentures and the Preferred Securities offered hereby).

     Until the distribution of the Preferred Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Preferred Securities. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Preferred Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Preferred Securities.

     If the Underwriters create a short position in the Preferred Securities in connection with the offering, i.e., if they sell more shares of Preferred Securities than are set forth on the cover page of this Prospectus Supplement, the Representative may reduce that short position by purchasing the Preferred Securities in the open market.

     The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Preferred Securities in the open market to reduce the Underwriters' short position or to stabilize the price of the Preferred Securities, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Application will be made to list the Preferred Securities on the NYSE. The NYSE symbol for the Preferred Securities is expected to be "PWJ PrB." If such listing is approved, trading of the Preferred Securities on the NYSE is expected to commence within a 30-day period after the date of this Prospectus Supplement. PaineWebber has advised the Trust that it intends to make a market in the Preferred Securities. PaineWebber will have no obligation to make a market in the Preferred Securities, however, and may cease market making activities, if commenced, at any time.

     Prior to this offering, there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the NYSE, the Underwriters will represent that, at the time of the consummation of the offering of the Preferred Securities, there will be at least 400 holders of Preferred Securities.

     The Representative is a wholly-owned subsidiary of the Company. The underwriting of the Preferred Securities offered hereby is being conducted in accordance with Rule 2720 of the NASD Conduct Rules.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

PROSPECTUS
------------------
                            PAINE WEBBER GROUP INC.
                      JUNIOR SUBORDINATED DEBT SECURITIES
                              PWG CAPITAL TRUST I
                              PWG CAPITAL TRUST II
                             PWG CAPITAL TRUST III
                              PWG CAPITAL TRUST IV
          PREFERRED SECURITIES FULLY AND UNCONDITIONALLY GUARANTEED BY
                            PAINE WEBBER GROUP INC.

    Paine Webber Group Inc. (the "Company") may offer, from time to time, junior subordinated debt securities (the "Junior Subordinated Debt Securities") consisting of debentures, notes or other evidences of indebtedness in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of any such offering. The Junior Subordinated Debt Securities when issued will be unsecured obligations of the Company. The Company's obligations under the Junior Subordinated Debt Securities will be subordinate and junior in right of payment to all Senior Indebtedness (as defined herein) of the Company.

    PWG Capital Trust I, PWG Capital Trust II, PWG Capital Trust III and PWG Capital Trust IV (the "PWG Trusts"), each a business trust formed under the laws of the State of Delaware, may offer and sell, from time to time, preferred securities ("Preferred Securities") representing undivided beneficial interests in the assets of the respective PWG Trust. The payment of periodic cash distributions ("distributions") with respect to Preferred Securities of a PWG Trust out of moneys held by the Property Trustee (as defined herein) and payments on liquidation of such PWG Trust and on redemption of Preferred Securities of such PWG Trust will be guaranteed by the Company on a subordinated basis as and to the extent described herein (each such guarantee, a "Preferred Securities Guarantee"). See "Description of the Preferred Securities Guarantees." A Preferred Securities Guarantee covers payments of distributions and other payments on the Preferred Securities only if and to the extent that the applicable PWG Trust has funds available therefor which will not be the case unless the Company has made a payment of interest or principal or other payments on the Junior Subordinated Debt Securities held by such PWG Trust as its sole asset. A Preferred Securities Guarantee, when taken together with the Company's obligations under the Junior Subordinated Debt Securities held by a PWG Trust and the Indenture (as defined herein) and its obligations under the Amended and Restated Declaration of such PWG Trust, including its obligation to pay all costs, expenses, debts and other obligations of such PWG Trust (other than with respect to the Trust Securities (as defined herein)), will provide a full and unconditional guarantee of amounts due on the Preferred Securities of such PWG Trust. Junior Subordinated Debt Securities may be issued and sold, from time to time, in one or more series by the Company to a PWG Trust, or a trustee of such PWG Trust, in connection with the investment of the proceeds from the offering of Preferred Securities and Common Securities (as defined herein) of such PWG Trust. The Junior Subordinated Debt Securities purchased by a PWG Trust may be subsequently distributed pro rata to holders of Preferred Securities and Common Securities of such PWG Trust in connection with the dissolution of such PWG Trust upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement.

    Specific terms of the Junior Subordinated Debt Securities of any series or the Preferred Securities of any PWG Trust in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supplement with respect to such Offered Securities, which will describe, without limitation and where applicable, the following: (i) in the case of Junior Subordinated Debt Securities, the specific designation, aggregate principal amount, authorized denomination, maturity, premium, if any, redemption or sinking fund provisions, if any, interest rate (which may be fixed or variable), if any, time and method of calculating interest payments, if any, dates on which premium, if any, and interest, if any, will be payable, right of the Company, if any, to defer payment of interest on the Junior Subordinated Debt Securities and the maximum length of such deferral period, the initial public offering price, and any listing on a securities exchange and other specific terms of the offering; and (ii) in the case of Preferred Securities, the specific designation, number of securities, liquidation amount per security, initial public offering price, and any listing on a securities exchange, distribution rate (or method of calculation thereof), dates on which distributions shall be payable and dates from which distributions shall accrue, voting rights (if any), terms for any conversion or exchange into other securities, any redemption or sinking fund provisions, any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Securities and the terms upon which the proceeds of the sale of the Preferred Securities shall be used to purchase a specific series of Junior Subordinated Debt Securities of the Company. Unless otherwise indicated in an accompanying Prospectus Supplement, the Company does not intend to list any of the Offered Securities on a national securities exchange.

    The Offered Securities may be offered in amounts, at prices and on terms to be determined at the time of offering. Any Prospectus Supplement relating to any series of Offered Securities will contain information concerning certain United States Federal income tax considerations, if applicable, to the Offered Securities. By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus is a part, the Company may offer from time to time senior debt securities and/or subordinated debt securities each of which will be direct, unsecured obligations of the Company. The aggregate initial public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $500,000,000.

    The Offered Securities may be sold (i) directly to purchasers, (ii) through agents designated from time to time, (iii) to dealers or (iv) through underwriters or a group of underwriters. If agents of the Company and/or any PWG Trust or underwriters are involved in the sale of the Offered Securities, their names will be set forth in the applicable Prospectus Supplement. If agents of the Company and/or any PWG Trust, or underwriters or dealers are involved in the sale of the Offered Securities, descriptions of their compensation and indemnification arrangements and the net proceeds to the Company and/or any PWG Trust will be set forth in the applicable Prospectus Supplement.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                             ---------------------

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

    This Prospectus and the related Prospectus Supplement may be used by the Company, PaineWebber Incorporated ("PaineWebber"), a wholly owned subsidiary of the Company, or other affiliates of the Company in connection with offers and sales related to secondary market transactions in the Offered Securities at negotiated prices related to prevailing market prices at the time of sale or otherwise. PaineWebber or such other Company affiliates may act as principal or agent in such transactions.
                             ---------------------

               The date of this Prospectus is November 29, 1996.

     IN CONNECTION WITH AN OFFERING OR DISTRIBUTION, THE UNDERWRITERS OR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE AGENTS FOR SUCH OFFERING OR DISTRIBUTION MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN ANY OVER-THE-COUNTER MARKET OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.

     This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company, the PWG Trusts and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     No separate financial statements of any of the PWG Trusts have been included or incorporated by reference herein. The Company and the PWG Trusts do not consider that such financial statements would be material to holders of the Preferred Securities because (i) all the voting securities of each PWG Trust will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) each PWG Trust is a newly formed special purpose entity, has no operating history, has no independent operations and is not engaged in, and does not propose to engage in, any activity other than issuing Trust Securities representing undivided beneficial interests in the assets of such PWG Trust and investing the proceeds thereof in Junior Subordinated Debt Securities issued by the Company and (iii) the obligations of each PWG Trust under the Preferred Securities of such PWG Trust will be fully and unconditionally guaranteed by the Company as described herein. See "The PWG Trusts," "Description of the Preferred Securities," "Description of the Preferred Securities Guarantees" and "Description of the Junior Subordinated Debt Securities." The PWG Trusts are business trusts formed under the laws of the State of Delaware. The Company, as of the date of this Prospectus, beneficially owns all the beneficial interests in each PWG Trust. Each holder of Preferred Securities of a PWG Trust will be furnished annually with unaudited financial statements of such PWG Trust as soon as available after the end of such PWG Trust's fiscal year.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and the Company's Current Report on Form 8-K dated January 18, 1996, as filed with the Commission pursuant to the Exchange Act (File No. 1-7367), are hereby incorporated by reference in this Prospectus.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective date of filing of each such document. Any statement contained herein, in any Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge upon written or oral request by any person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any of or all the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to Assistant Secretary, Paine Webber Group Inc., 1285 Avenue of the Americas, New York, New York 10019, telephone (212) 713-2722.

                                USE OF PROCEEDS

     Each PWG Trust will use all proceeds received from the sale of its Trust Securities to purchase Junior Subordinated Debt Securities from the Company.

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of Junior Subordinated Debt Securities will be used by the Company for general corporate purposes, including , but not limited to, funding investments in or extensions of credit to subsidiaries, repayments of indebtedness of the Company or its subsidiaries, and possible acquisitions. The precise amount and timing of the application of the funds will depend upon future requirements and the availability of other funds to the Company and its subsidiaries. Management of the Company expects that the Company and its subsidiaries will engage in additional financings as needs arise.

                               RATIOS OF EARNINGS
                   TO FIXED CHARGES AND EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                                                            NINE MONTHS
                                                                                               ENDED
                                                       YEARS ENDED DECEMBER 31               SEPTEMBER
                                               ----------------------------------------         30
                                               1991     1992     1993     1994     1995        1996
                                               ----     ----     ----     ----     ----     -----------
Ratio of earnings to fixed charges...........  1.2      1.4      1.3      1.0      1.1          1.3
Ratio of earnings to combined fixed charges
  and preferred stock dividends..............  1.2      1.3      1.3      1.0      1.0          1.3

     For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of earnings before taxes on income and fixed charges and "fixed charges" consist of interest expense incurred on securities sold under repurchase agreements, short-term and long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.

                                  THE COMPANY

     Paine Webber Group Inc. is a holding company which, together with its operating subsidiaries, forms one of the largest full-service securities and commodities firms in the industry. Founded in 1879, the Company employs approximately 15,800 people in 302 offices worldwide.

     The Company's principal line of business is to serve the investment and capital needs of individual, corporate, institutional and public agency clients through its broker-dealer subsidiary, PaineWebber, and other specialized subsidiaries. The Company holds memberships in all major securities and commodities exchanges in the United States, and makes a market in many securities traded on Nasdaq National Market or on other over-the-counter markets. Additionally, PaineWebber is a primary dealer in U.S. government securities.

     The Company is comprised of interrelated business groups, including Research, the Private Client Group, the Municipal Securities Group, Investment Banking, Asset Management, Global Fixed Income and Commercial Real Estate, and Global Equities and Transaction Services, which utilize common operational and administrative personnel and facilities.

     The Research Group provides investment advice to institutional and individual investors, and other business areas of the Company, on approximately 890 companies in 62 industry sectors.

     The Private Client Group consists primarily of a domestic branch office system and consumer product groups through which PaineWebber and certain other subsidiaries provide clients with financial services and products, including the purchase and sale of securities, option contracts, commodity and financial futures contracts, fixed income instruments, mutual funds, trusts and selected insurance products. The Company may act as a principal or agent in providing these services. Fees charged vary according to the size and complexity of a transaction, and the activity level of a client's account.

     The Municipal Securities Group originates, underwrites, sells and trades taxable and tax-exempt issues for municipal and public agency clients.

     Through the Investment Banking group, the Company provides financial advice to, and raises capital for, a broad range of domestic and international corporate clients. Investment Banking manages and underwrites public and private offerings, participates as an underwriter in syndicates of public offerings managed by others, and provides advice in connection with mergers and acquisitions, restructurings and recapitalizations.

     The Asset Management group is comprised of Mitchell Hutchins Asset Management Inc. ("MHAM"), Mitchell Hutchins Institutional Investors Inc. ("MHII") and Mitchell Hutchins Investment Advisory division ("MHIA"). MHAM and MHII provide investment advisory and portfolio management services to pension and endowment funds. MHAM also provides investment advisory and portfolio management services to individuals and mutual funds. MHIA provides portfolio management services to individuals, trusts and institutions.

     Through the Global Fixed Income and Global Equities Groups, the Company places securities for, and executes trades on behalf of, institutional clients both domestically and internationally. In addition, the Company takes positions in both listed and over-the-counter equity securities and fixed income securities to facilitate client transactions or for the Company's own account.

     The Commercial Real Estate Group provides a full range of capital market services to real estate clients, including underwriting of debt and equity securities, principal lending activity, debt restructuring, property sales and bulk sales services, and a broad range of other advisory services.

     The Transaction Services Group includes correspondent services, prime brokerage and securities lending businesses, and specialist trading. Through Correspondent Services Corporation, the Company provides execution and clearing services to broker-dealers in the U.S. and overseas. The Company also acts as a specialist responsible for executing transactions and maintaining an orderly market in certain securities.

     The Company's businesses operate in one of the nation's most highly regulated industries. Violations of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines, and the suspension or expulsion of a firm. The Company's businesses are regulated by various agencies, including the Commission, the NYSE, the Commodity Futures Trading Commission and the National Association of Securities Dealers, Inc. (the "NASD").

     The Company's principal executive offices are located at 1285 Avenue of the Americas, New York, New York 10019 (Telephone: (212) 713-2000).

     For purposes of the foregoing description, all references to the "Company" refer collectively to Paine Webber Group Inc. and its operating subsidiaries, unless the context otherwise requires.

                                 THE PWG TRUSTS

     Each of PWG Capital Trust I, PWG Capital Trust II, PWG Capital Trust III and PWG Capital Trust IV is a business trust formed on October 7, 1996 under the Delaware Business Trust Act (the "Business Trust Act") pursuant to a separate declaration of trust among the Trustees (as defined herein) of such PWG Trust and the Company and the filing of a certificate of trust with the Secretary of State of the State of Delaware. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part, as of the date the Preferred Securities of such PWG Trust are initially issued. Each Declaration will be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

     This description summarizes the material terms of the Declarations and is qualified in its entirety by reference to the form of Declaration, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the Trust Indenture Act.

TRUST SECURITIES

     Upon issuance of any Preferred Securities by a PWG Trust, the holders thereof will own all the issued and outstanding Preferred Securities of such PWG Trust. The Company will acquire securities representing common undivided beneficial interests in the assets of each PWG Trust (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") in an amount equal to at least 3% of the total capital of such PWG Trust and will own, directly or indirectly, all the issued and outstanding Common Securities of each PWG Trust. The Preferred Securities and the Common Securities will rank pari passu with each other and will have equivalent terms; provided that (i) if a Declaration Event of Default (as defined herein) under the Declaration of a PWG Trust occurs and is continuing, the holders of Preferred Securities of such PWG Trust will have a priority over holders of the Common Securities of such PWG Trust with respect to payments in respect of distributions and payments upon liquidation, redemption and maturity and (ii) holders of Common Securities have the exclusive right (subject to the terms of the Declaration) to appoint, remove or replace the Trustees and to increase or decrease the number of Trustees. Each PWG Trust exists for the purpose of (a) issuing its Preferred Securities, (b) issuing its Common Securities to the Company, (c) investing the proceeds from the sale of the Trust Securities in Junior Subordinated Debt Securities of the Company and (d) engaging in only such other activities as are necessary, convenient or incidental thereto. The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the applicable Declaration, the Business Trust Act and the Trust Indenture Act.

POWERS AND DUTIES OF TRUSTEES

     The number of trustees (the "Trustees") of each PWG Trust shall initially be five. Three of such Trustees (the "Regular Trustees") are individuals who are employees or officers of the Company. The fourth such trustee will be The Chase Manhattan Bank, which is unaffiliated with the Company and which will serve as the property trustee (the "Property Trustee") and act as the indenture trustee for purposes of the Trust Indenture Act. The fifth such trustee is Chase Manhattan Bank Delaware, an affiliate of The Chase Manhattan Bank that has its principal place of business in the State of Delaware (the "Delaware Trustee"). Pursuant to each Declaration, legal title to the Junior Subordinated Debt Securities purchased by a PWG Trust will be held by the Property Trustee for the benefit of the holders of the Trust Securities of such PWG

Trust, and the Property Trustee will have the power to exercise all rights, powers and privileges under the Indenture (as defined under "Description of the Junior Subordinated Debt Securities") with respect to such Junior Subordinated Debt Securities. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments in respect of the Junior Subordinated Debt Securities purchased by a PWG Trust for the benefit of the holders of Trust Securities. The Property Trustee will promptly make distributions to the holders of the Trust Securities of a PWG Trust out of funds from the Property Account of such PWG Trust. The Preferred Securities Guarantees are separately qualified under the Trust Indenture Act and will be held by The Chase Manhattan Bank, acting in its capacity as indenture trustee with respect thereto, for the benefit of the holders of the applicable Preferred Securities. As used in this Prospectus and any accompanying Prospectus Supplement, the term "Property Trustee" with respect to a PWG Trust refers to The Chase Manhattan Bank acting either in its capacity as a Trustee under the relevant Declaration and the holder of legal title to the Junior Subordinated Debt Securities purchased by such PWG Trust or in its capacity as indenture trustee under, and the holder of, the applicable Preferred Securities Guarantee, as the context may require. The Company, as the direct or indirect owner of all the Common Securities of each PWG Trust, will have the exclusive right (subject to the terms of the related Declaration) to appoint, remove or replace Trustees and to increase or decrease the number of Trustees, provided that the number of Trustees shall be at least five (unless the Trustee that acts as the Property Trustee also acts as the Delaware Trustee, in which case the number of Trustees shall be at least three) and the majority of Trustees shall be Regular Trustees. The term of a PWG Trust will be set forth in the applicable Prospectus Supplement, but may terminate earlier as provided in the Declaration of such PWG Trust.

     The duties and obligations of the Trustees of a PWG Trust shall be governed by the Declaration of such PWG Trust. Under its Declaration, each PWG Trust shall not, and the Trustees of such PWG Trust shall cause such PWG Trust not to, engage in any activity other than in connection with the purposes of such PWG Trust or other than as required or authorized by such Declaration. In particular, each PWG Trust shall not, and the Trustees of such PWG Trust shall cause such PWG Trust not to, (a) invest any proceeds received by such PWG Trust from holding the Junior Subordinated Debt Securities purchased by such PWG Trust, but shall promptly distribute from the Property Account of such PWG Trust all such proceeds to holders of its Trust Securities pursuant to the terms of the Declaration of such PWG Trust and of such Trust Securities; (b) acquire any assets other than as expressly provided in such Declaration; (c) possess trust property for other than a trust purpose; (d) make any loans, other than loans represented by such Junior Subordinated Debt Securities; (e) possess any power or otherwise act in such a way as to vary the assets of such PWG Trust or the terms of its Trust Securities in any way whatsoever; (f) issue any securities or other evidences of beneficial ownership of, or beneficial interests in, such PWG Trust other than its Trust Securities; (g) incur any indebtedness for borrowed money or (h)(i) direct the time, method and place of exercising any trust or power conferred upon the Indenture Trustee (as defined under "Description of the Junior Subordinated Debt Securities") with respect to the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets, (ii) waive any past default that is waivable under the applicable Indenture, (iii) exercise any right to rescind or annul any declaration that the principal of all of the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets shall be due and payable or (iv) consent to any amendment, modification or termination of such Indenture or such Junior Subordinated Debt Securities, in each case where such consent shall be required, unless in the case of this clause (h) the Property Trustee shall have received an unqualified opinion of nationally recognized independent tax counsel recognized as expert in such matters to the effect that such action will not cause such PWG Trust to be classified for United States Federal income tax purposes as an association taxable as a corporation or a partnership and that such PWG Trust will continue to be classified as a grantor trust for United States Federal income tax purposes.

BOOKS AND RECORDS

     The books and records of each PWG Trust will be maintained at the principal office of such PWG Trust and will be open for inspection by a holder of Preferred Securities of such PWG Trust or such holder's representative for any purpose reasonably related to such holder's interest in such PWG Trust during normal business hours. Each holder of Preferred Securities will be furnished annually with unaudited financial statements of the applicable PWG Trust as soon as available after the end of such PWG Trust's fiscal year.

VOTING

     Except as provided under the Business Trust Act, the applicable Declaration and the Trust Indenture Act, holders of Preferred Securities will have no voting rights.

THE PROPERTY TRUSTEE

     The Property Trustee, for the benefit of the holders of the Trust Securities of a PWG Trust, is authorized under each Declaration to exercise all rights under the Indenture with respect to the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets, including its rights as the holder of such Junior Subordinated Debt Securities to enforce the Company's obligations under such Junior Subordinated Debt Securities upon the occurrence of an Indenture Event of Default. The Property Trustee is also authorized to enforce the rights of holders of Preferred Securities of a PWG Trust under the related Preferred Securities Guarantee. If any PWG Trust's failure to make distributions on the Preferred Securities of such PWG Trust is a consequence of the Company's exercise of any right under the terms of the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets to extend the interest payment period for such Junior Subordinated Debt Securities, the Property Trustee will have no right to enforce the payment of distributions on such Preferred Securities until a Declaration Event of Default (as defined herein) shall have occurred. Holders of at least a majority in liquidation amount of the Preferred Securities of a PWG Trust will have the right to direct the Property Trustee for such PWG Trust with respect to certain matters under the Declaration for such PWG Trust and the related Preferred Securities Guarantee. If the Property Trustee fails to enforce its rights under the Indenture or fails to enforce the applicable Preferred Securities Guarantee, a holder of Preferred Securities of a PWG Trust may institute a legal proceeding against the Company to enforce such rights or such Preferred Securities Guarantee, as the case may be, as described under "Description of the Preferred Securities" and "Description of the Preferred Securities Guarantees -- Status of the Preferred Securities Guarantees."

DISTRIBUTIONS

     Pursuant to each Declaration, distributions on the Preferred Securities of a PWG Trust must be paid on the dates payable to the extent that the Property Trustee has cash on hand in the Property Account of such PWG Trust to permit such payment. The funds available for distribution to the holders of the Preferred Securities of a PWG Trust will be limited to payments received by the Property Trustee in respect of the Junior Subordinated Debt Securities that are deposited in such PWG Trust as trust assets. If the Company does not make interest payments on the Junior Subordinated Debt Securities deposited in a PWG Trust as trust assets, the Property Trustee will not make distributions on the Preferred Securities of such PWG Trust. Under the Declaration, if and to the extent the Company does make interest payments on the Junior Subordinated Debt Securities deposited in a PWG Trust as trust assets, the Property Trustee is obligated to make distributions on the Trust Securities of such PWG Trust on a pro rata basis (as defined below). The payment of distributions on the Preferred Securities of a PWG Trust is guaranteed by the Company on a subordinated basis as and to the extent set forth under "Description of the Preferred Securities Guarantees." A Preferred Securities Guarantee is a full and unconditional guarantee from the time of issuance of the Preferred Securities of a PWG Trust, but such Preferred Securities Guarantee covers distributions and other payments on such Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets. As used in this Prospectus, the term "pro rata basis" shall mean pro rata to each holder of Trust Securities of a PWG Trust according to the aggregate liquidation amount of the Trust Securities of such PWG Trust held by the relevant holder in relation to the aggregate liquidation amount of all Trust Securities of such PWG Trust outstanding unless, in relation to a payment, a Declaration Event of Default under the Declaration has occurred and is continuing, in which case any funds available to make such payment shall be paid first to each holder of the Preferred Securities of such PWG Trust pro rata according to the aggregate liquidation amount of the Preferred Securities held by the relevant holder in relation to the aggregate liquidation amount of all the Preferred Securities of such PWG Trust outstanding, and only after satisfaction of all amounts owed to the holders of such Preferred Securities, to each holder of Common Securities of such PWG Trust pro rata according to the aggregate liquidation amount of such Common Securities held by the relevant holder in relation to the aggregate liquidation amount of all Common Securities of such PWG Trust outstanding.

EVENTS OF DEFAULT

     If an Indenture Event of Default occurs and is continuing with respect to Junior Subordinated Debt Securities deposited in a PWG Trust as trust assets, an Event of Default under the Declaration (a "Declaration Event of Default") of such PWG Trust will occur and be continuing with respect to any outstanding Trust Securities of such PWG Trust. In such event, each Declaration provides that the holders of Common Securities of the applicable PWG Trust will be deemed to have waived any such Declaration Event of Default with respect to such Common Securities until all Declaration Events of Default with respect to the Preferred Securities of such PWG Trust have been cured or waived. Until all such Declaration Events of Default with respect to the Preferred Securities of such PWG Trust have been so cured or waived, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities of such PWG Trust and only the holders of such Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under such Declaration and consequently under the Indenture. In the event that any Declaration Event of Default with respect to the Preferred Securities of a PWG Trust is waived by the holders of the Preferred Securities of such PWG Trust as provided in the Declaration of such PWG Trust, the holders of Common Securities of such PWG Trust pursuant to such Declaration have agreed that such waiver also constitutes a waiver of such Declaration Event of Default with respect to such Common Securities for all purposes under such Declaration without any further act, vote or consent of the holders of such Common Securities.

RECORD HOLDERS

     Each Declaration provides that the Trustees of the applicable PWG Trust may treat the person in whose name a certificate representing Preferred Securities of such PWG Trust is registered on the books and records of such PWG Trust as the sole holder thereof and of the Preferred Securities represented thereby for purposes of receiving distributions and for all other purposes and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such certificate or in the Preferred Securities represented thereby on the part of any person, whether or not such Trustees shall have actual or other notice thereof. Preferred Securities will be issued in fully registered form. Unless otherwise specified in a Prospectus Supplement, Preferred Securities will be represented by a global certificate registered on the books and records of such PWG Trust in the name of a depositary (the "Depositary") named in an accompanying Prospectus Supplement or its nominee. Under each Declaration:

          (i) the applicable PWG Trust and the Trustees thereof shall be entitled to deal with the Depositary for all purposes, including the payment of distributions and receiving approvals, votes or consents under such Declaration and, except as set forth in such Declaration with respect to the Property Trustee, shall have no obligation to persons owning a beneficial interest in Preferred Securities of such PWG Trust ("Preferred Security Beneficial Owners") registered in the name of and held by the Depositary or its nominee; and

          (ii) the rights of Preferred Security Beneficial Owners shall be exercised only through the Depositary and shall be limited to those established by law and agreements between such Preferred Security Beneficial Owners and the Depositary and/or its participants. With respect to Preferred Securities registered in the name of and held by the Depositary or its nominee, all notices and other communications required under such Declaration shall be given to, and all distributions on such Preferred Securities shall be given or made to, the Depositary.

The specific terms of the depositary arrangement with respect to the Preferred Securities of a PWG Trust will be disclosed in the applicable Prospectus Supplement.

DEBTS AND OBLIGATIONS

     In each Declaration, the Company has agreed to pay for all debts and obligations (other than with respect to the Trust Securities of the applicable PWG Trust) and all costs and expenses of such PWG Trust, including the fees and expenses of its Trustees and any taxes and all costs and expenses with respect thereto, to which such PWG Trust may become subject, except for United States withholding taxes. The foregoing obligations of the Company under each Declaration are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company and the Company will irrevocably waive any right or remedy to require that any such Creditor take any action against any PWG Trust or any other person before proceeding against the Company. The Company will agree in each Declaration to execute such additional agreements as may be necessary or desirable in order to give full effect to the foregoing.

     The business address of each PWG Trust is c/o PaineWebber Group Inc., 1285 Avenue of the Americas, New York, NY 10019, telephone number (212) 713-2000.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each PWG Trust may issue, from time to time, only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each PWG Trust authorizes the Regular Trustees of such PWG Trust to issue on behalf of such PWG Trust one series of Preferred Securities. Each Declaration will be qualified as an indenture under the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions, as shall be set forth in the related Declaration or made part of such Declaration by the Trust Indenture Act. Reference is made to the Prospectus Supplement relating to the Preferred Securities of a PWG Trust for specific terms, including (i) the specific designation of such Preferred Securities, (ii) the number of Preferred Securities issued by such PWG Trust, (iii) the annual distribution rate (or method of calculation thereof) for Preferred Securities issued by such PWG Trust, the date or dates upon which such distributions shall be payable and the record date or dates for the payment of such distributions, (iv) whether distributions on Preferred Securities issued by such PWG Trust shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities issued by such PWG Trust shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of such PWG Trust to the holders of Preferred Securities of such PWG Trust upon voluntary or involuntary dissolution, winding-up or termination of such PWG Trust, (vi) the obligation or right, if any, of such PWG Trust to purchase or redeem Preferred Securities issued by such PWG Trust and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities issued by such PWG Trust shall or may be purchased or redeemed, in whole or in part, pursuant to such obligation or right, (vii) the voting rights, if any, of Preferred Securities issued by such PWG Trust in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities issued by one or more PWG Trusts, or of both, as a condition to specified actions or amendments to the Declaration of such PWG Trust, (viii) terms for any conversion or exchange into other securities and (ix) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities issued by such PWG Trust consistent with the Declaration of such PWG Trust or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company as and to the extent set forth below under "Description of the Preferred Securities Guarantees." Certain United States Federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

     In connection with the issuance of Preferred Securities, each PWG Trust will issue one series of Common Securities. The Declaration of each PWG Trust authorizes the Regular Trustees of such PWG Trust to issue on behalf of such PWG Trust one series of Common Securities having such terms, including distributions, redemption, voting, liquidation rights and such other rights or such restrictions, as shall be set forth therein. The terms of the Common Securities issued by a PWG Trust will be substantially identical to the terms of the Preferred Securities issued by such PWG Trust and the Common Securities will rank pari passu and payments will be made thereon on a pro rata basis with the Preferred Securities except that, if a Declaration Event of Default occurs and is continuing, the rights of the holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and maturity will be subordinated to the rights of the holders of such Preferred Securities. Except in certain limited circumstances, the Common Securities issued by a PWG Trust will also carry the right to vote and to appoint, remove or replace any of the Trustees of such PWG Trust. All the Common Securities of a PWG Trust will be directly or indirectly owned by the Company.

     If a Declaration Event of Default with respect to any PWG Trust occurs and is continuing, then the holders of Preferred Securities of such PWG Trust would rely on the enforcement by the Property Trustee of its rights as a holder of the Junior Subordinated Debt Securities deposited in such PWG Trust against the Company. In addition, the holders of a majority in liquidation amount of such Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration of such PWG Trust, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of such Junior Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under such Junior Subordinated Debt Securities deposited in such PWG Trust, any holder of such Preferred Securities may, to the extent permitted by applicable law, after a period of 30 days has elapsed from such holder's written request, institute a legal proceeding against the Company to enforce the Property Trustee's rights under such Junior Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. If a Declaration Event of Default with respect to any PWG Trust occurs and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Preferred Securities of such PWG Trust may also directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of such Preferred Securities held by such holder (a "Direct Action") on or after the respective due date specified in such Junior Subordinated Debt Securities without first (i) directing the Property Trustee to enforce the terms of such Junior Subordinated Debt Securities or (ii) instituting a legal proceeding against the Company to enforce the Property Trustee's rights under such Junior Subordinated Debt Securities. In connection with such Direct Action, the Company will be subrogated to the rights of such holder of such Preferred Securities under such Declaration to the extent of any payment made by the Company to such holder of such Preferred Securities in such Direct Action. The holders of Preferred Securities of a PWG Trust will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debt Securities unless the Property Trustee first fails to do so.

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

     Set forth below is a summary of information concerning the Preferred Securities Guarantees that will be executed and delivered by the Company for the benefit of the holders from time to time of Preferred Securities of a PWG Trust. Each Preferred Security Guarantee will be separately qualified under the Trust Indenture Act and will be held by The Chase Manhattan Bank, acting in its capacity as indenture trustee with respect thereto (the "Guarantee Trustee"), for the benefit of holders of the Preferred Securities of the applicable PWG Trust. The terms of each Preferred Securities Guarantee will be those set forth in such Preferred Securities Guarantee and those made part of such Preferred Securities Guarantee by the Trust Indenture Act. This description summarizes the material terms of the Preferred Securities Guarantees and is qualified in its entirety by reference to the form of Preferred Securities Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. Section and Article references used herein are references to the provisions of the form of Preferred Securities Guarantee.

GENERAL
     Pursuant to each Preferred Securities Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the Preferred Securities issued by the applicable PWG Trust, the Guarantee Payments (as defined herein), to the extent not paid by such PWG Trust, regardless of any defense, right of set-off or counterclaim that such PWG Trust may have or assert. The following distributions and other payments with respect to Preferred Securities issued by a PWG Trust to the extent not made or paid by such PWG Trust (the "Guarantee Payments"), will be subject to the Preferred Securities Guarantee (without duplication): (i) any accrued and unpaid distributions on such Preferred Securities, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest on the Junior Subordinated Debt Securities deposited in such PWG Trust as trust assets, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Preferred Securities called for redemption by such PWG Trust, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest or principal on such Junior Subordinated Debt Securities, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of such PWG Trust (other than in connection with the distribution of such Junior Subordinated Debt Securities to the holders of such Preferred Securities or the redemption of all such Preferred Securities upon the maturity or redemption of such Junior Subordinated Debt Securities) the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent such PWG Trust has funds available therefor, and (b) the amount of assets of such PWG Trust remaining available for distribution to holders of such Preferred Securities upon liquidation of such PWG Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the applicable Preferred Securities or by causing the applicable PWG Trust to pay such amounts to such holders.

     The Preferred Securities Guarantee is a full and unconditional guarantee from the time of issuance of the applicable Preferred Securities, but the Preferred Securities Guarantee covers distributions and other payments on such Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in the applicable PWG Trust as trust assets. If the Company does not make interest or principal payments on the Junior Subordinated Debt Securities deposited in the applicable PWG Trust as trust assets, the Property Trust will not make distributions on the Preferred Securities of such PWG Trust and the PWG Trust will not have funds available therefor.

     The Company's obligations under the Declaration for each PWG Trust, the Preferred Securities Guarantee issued with respect to Preferred Securities issued by such PWG Trust, the Junior Subordinated Debt Securities purchased by such PWG Trust and the Indenture in the aggregate will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities issued by such PWG Trust.

CERTAIN COVENANTS OF THE COMPANY
     In each Preferred Securities Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the applicable PWG Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock or make any guarantee payment with respect thereto, if at such time (i) the Company shall be in default with respect to its Guarantee Payments or other payment obligations under such Preferred Securities Guarantee, (ii) there shall have occurred any Declaration Event of Default under the related Declaration or (iii) in the event that Junior Subordinated Debt Securities are issued to the applicable PWG Trust in connection with the issuance of Trust Securities by such PWG Trust, the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the terms of the Junior Subordinated Debt Securities and such period, or any extension thereof, is continuing; provided, however, that the foregoing restrictions shall not apply to (i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock. In addition, so long as any Preferred Securities of a PWG Trust remain outstanding, the Company has agreed (i) to remain the sole direct or indirect owner of all the outstanding Common Securities issued by such PWG Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration of such PWG Trust, provided that any permitted successor of the Company under the Indenture may succeed to the Company's ownership of such Common Securities, and (ii) to use reasonable efforts to cause such PWG Trust to continue to be treated as a grantor trust for United States Federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities. (Section 6.01)

AMENDMENTS AND ASSIGNMENT
     Except with respect to any changes that do not adversely affect the rights of holders of the applicable Preferred Securities (in which case no consent will be required), each Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than 66 2/3% in liquidation amount of the outstanding Preferred Securities issued by the applicable PWG Trust. The manner of obtaining any such approval of holders of such Preferred Securities will be set forth in an accompanying Prospectus Supplement. (Section 9.02) All guarantees and agreements contained in a Preferred Securities Guarantee shall bind the successors, assignees, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities of the applicable PWG Trust then outstanding. Except in connection with a consolidation, merger, conveyance, transfer or lease of assets involving the Company that is permitted under the Indenture, the Company may not assign its obligations under any Preferred Securities Guarantee. (Section 9.01)

TERMINATION OF THE PREFERRED SECURITIES GUARANTEES
     Each Preferred Securities Guarantee will terminate and be of no further force and effect as to the Preferred Securities issued by the applicable PWG Trust upon full payment of the redemption price of all Preferred Securities of such PWG Trust, or upon distribution of the Junior Subordinated Debt Securities to the holders of the Preferred Securities of such PWG Trust in exchange for all the Preferred Securities issued by such PWG Trust, or upon full payment of the amounts payable upon liquidation of such PWG Trust. Notwithstanding the foregoing, each Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by the applicable PWG Trust must restore payment of any sums paid under such Preferred Securities or such Preferred Securities Guarantee. (Article VII)

STATUS OF THE PREFERRED SECURITIES GUARANTEES
     The Company's obligations under each Preferred Securities Guarantee to make the Guarantee Payments will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including the Junior Subordinated Debt Securities, except those made pari passu or subordinate by their terms, and (ii) senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of any of its capital stock. The Company's obligations under each Preferred Securities Guarantee will rank pari passu with each other Preferred Securities Guarantee. (Section 6.02) Because the Company is a holding company, the Company's obligations under each Preferred Securities Guarantee are also effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries recognized as such. Each Declaration provides that each holder of Preferred Securities issued by the applicable PWG Trust, by acceptance thereof, agrees to the subordination provisions and other terms of the related Preferred Securities Guarantee.

     Each Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under such Preferred Securities Guarantee without first instituting a legal proceeding against any other person or entity). Each Preferred Securities Guarantee will be deposited with the Guarantee Trustee, to be held for the benefit of the holders of the Preferred Securities issued by the applicable PWG Trust. The Guarantee Trustee shall enforce such Preferred Securities Guarantee on behalf of the holders of such Preferred Securities. The holders of not less than a majority in aggregate liquidation amount of the Preferred Securities issued by the applicable PWG Trust have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the related Preferred Securities Guarantee, including the giving of directions to the Guarantee Trustee. If the Guarantee Trustee fails to enforce a Preferred Securities Guarantee as above provided, any holder of Preferred Securities issued by the applicable PWG Trust may institute a legal proceeding directly against the Company to enforce its rights under such Preferred Securities Guarantee, without first instituting a legal proceeding against the applicable PWG Trust, or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of such holder's right to receive payment under the Preferred Securities Guarantee. The Company will waive any right or remedy to require that any action be brought first against a PWG Trust or any other person or entity before proceeding directly against the Company. (Section 5.04)

MISCELLANEOUS

     The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under each Preferred Securities Guarantee and as to any default in such performance. The Company is required to file annually with the Guarantee Trustee an officer's certificate as to the Company's compliance with all conditions to be complied with by it under each Preferred Securities Guarantee. (Section 2.04)

     The Guarantee Trustee, prior to the occurrence of a default, undertakes to perform only such duties as are specifically set forth in the applicable Preferred Securities Guarantee and, after default with respect to a Preferred Securities Guarantee, shall exercise the same degree of care as a prudent individual would exercise under the circumstances in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Preferred Securities Guarantee at the request of any holder of Preferred Securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby. (Section 3.02)

GOVERNING LAW

     The Preferred Securities Guarantees will be governed by, and construed in accordance with, the laws of the State of New York. (Section 9.06)

             DESCRIPTION OF THE JUNIOR SUBORDINATED DEBT SECURITIES

     Junior Subordinated Debt Securities may be issued from time to time in one or more series under an Indenture (the "Indenture") between the Company and The Chase Manhattan Bank, as trustee (the "Indenture Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description summarizes the material terms of the Indenture, and is qualified in its entirety by reference to the Indenture and the Trust Indenture Act. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section references used herein are references to provisions of the Indenture.

GENERAL

     The Junior Subordinated Debt Securities will be unsecured, junior subordinated obligations of the Company. The Indenture does not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur. Since the Company is a holding company, the Company's rights and the rights of its creditors, including the holders of Junior Subordinated Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that Junior Subordinated Debt Securities may be issued thereunder from time to time in one or more series. The Junior Subordinated Debt Securities are issuable in one or more series pursuant to an indenture supplemental to the Indenture.

     In the event Junior Subordinated Debt Securities are issued to a PWG Trust or a Trustee of such PWG Trust in connection with the issuance of Trust Securities by such PWG Trust, such Junior Subordinated Debt Securities subsequently may be distributed pro rata to the holders of such Trust Securities in connection with the dissolution of such PWG Trust upon the occurrence of certain events described in the applicable Prospectus Supplement. Only one series of Junior Subordinated Debt Securities will be issued to a PWG Trust or a Trustee of such PWG Trust in connection with the issuance of Trust Securities by such PWG Trust.

     Reference is made to the Prospectus Supplement which will accompany this Prospectus for the following terms of the series of Junior Subordinated Debt Securities being offered thereby (to the extent such terms are applicable to the Junior Subordinated Debt Securities): (i) the specific designation of such Junior Subordinated Debt Securities, aggregate principal amount and purchase price; (ii) any limit on the aggregate principal amount of such Junior Subordinated Debt Securities; (iii) the date or dates on which the principal of such Junior Subordinated Debt Securities is payable and the right, if any, to extend such date or dates; (iv) the rate or rates at which such Junior Subordinated Debt Securities will bear interest or the method of calculating such rate or rates, if any; (v) the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates; (vi) the right, if any, to extend the interest payment periods and the duration of such extension; (vii) the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities shall be redeemed or purchased, in whole or part, pursuant to such obligation; (ix) any applicable United States Federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on the Junior Subordinated Debt Securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Junior Subordinated Debt Securities rather than pay such additional amounts; (x) the form of such Junior Subordinated Debt Securities; (xi) if other than denominations of $25 or any integral multiple thereof, the denominations in which such Junior Subordinated Debt Securities shall be issuable; (xii) any and all other terms with respect to such series, including any modification of or additions to the events of default or covenants provided for with respect to the Junior Subordinated Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the Indenture; and (xiii) whether such Junior Subordinated Debt Securities are issuable as a global security, and in such case, the identity of the depositary. (Section 2.01)

     Unless otherwise indicated in the applicable Prospectus Supplement, the Junior Subordinated Debentures will be issued in United States dollars in fully registered form without coupons in denominations of $25 or integral multiples thereof. Junior Subordinated Debt Securities may be presented for exchange and Junior Subordinated Debt Securities in registered form may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Junior Subordinated Debt Securities and the applicable Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. Junior Subordinated Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

     Junior Subordinated Debt Securities may bear interest at a fixed rate or a floating rate. Junior Subordinated Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States Federal income tax considerations applicable to any such discounted Junior Subordinated Debt Securities or to certain Junior Subordinated Debt Securities issued at par which are treated as having been issued at a discount for United States Federal income tax purposes will be described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY APPLICABLE TO THE JUNIOR SUBORDINATED DEBT SECURITIES

     If Junior Subordinated Debt Securities are issued to a PWG Trust in connection with the issuance of Trust Securities by such PWG Trust, the Company will covenant in the Indenture that, so long as the Preferred Securities of such PWG Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its common stock or preferred stock or make any guarantee payments with respect thereto if at such time (i) the Company shall be in default with respect to its Guarantee Payments or other payment obligations under the related Preferred Securities Guarantee or (ii) there shall have occurred any Indenture Event of Default with respect to such Junior Subordinated Debt Securities provided, however, that the foregoing restrictions shall not apply to (i) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock,
(ii) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock or (iii) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any preferred stock of the Company as may be outstanding from time to time in accordance with the terms of such preferred stock. In addition, if Junior Subordinated Debt Securities are issued to a PWG Trust in connection with the issuance of Trust Securities by such PWG Trust, for so long as the Preferred Securities of such PWG Trust remain outstanding, the Company has agreed (i) to remain the sole direct or indirect owner of all the outstanding Common Securities issued by such PWG Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration of such PWG Trust; provided that any permitted successor of the Company under the Indenture may succeed to the Company's ownership of such Common Securities, (ii) to comply fully with all its obligations and agreements under such Declaration and (iii) not to take any action which would cause such PWG Trust to cease to be treated as a grantor trust for United States Federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities.

SUBORDINATION

     The Indenture provides that the Junior Subordinated Debt Securities are subordinate and junior in right of payment to all Senior Indebtedness of the Company. No payment by the Company on account of principal of (or premium, if any) or any interest on the Junior Subordinated Debt Securities may be made if any default or event of default with respect to any Senior Indebtedness shall have occurred and be continuing and written notice thereof shall have been given to the Indenture Trustee by the Company or to the Company and the Indenture Trustee by the holders of at least 10% in principal amount of any kind or category of any Senior Indebtedness (or a representative or trustee on their behalf). Upon any acceleration of the principal due on the Junior Subordinated Debt Securities or any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of (and premium, if any) and interest due or to become due on all Senior Indebtedness must be paid in full before the holders of Junior Subordinated Debt Securities will be entitled to receive or retain any payment (other than shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment which does not alter the rights of holders of Senior Indebtedness). Subject to the payment in full of all Senior Indebtedness, the holders of the Junior Subordinated Debt Securities are to be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Junior Subordinated Debt Securities are paid in full. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as general creditors of the Company, may recover more, ratably, than the holders of the Junior Subordinated Debt Securities. If this Prospectus is being delivered in connection with a series of Junior Subordinated Debt Securities, the accompanying Prospectus Supplement will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

     The term "Senior Indebtedness" shall mean (i) the principal of, premium, if any, and accrued and unpaid interest on (a) indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (b) guarantees by the Company of indebtedness for money borrowed by any other person, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed,
(c) indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, and (d) obligations of the Company under any agreement to lease, or any lease of, any real or personal property, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (ii) any other indebtedness, liability or obligation, contingent or otherwise, of the Company and any guarantee, endorsement or other contingent obligation of the Company in respect of any indebtedness, liability or obligation, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, and (iii) modifications, renewals, extensions and refundings of any such indebtedness, liabilities, obligations or guarantees; unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, liabilities, obligations or guarantees, or such modification, renewal, extension or refunding thereof, are not superior in right of payment to the Junior Subordinated Debt Securities; provided, however, that Senior Indebtedness shall not include any obligation of the Company to any subsidiary. The Junior Subordinated Debt Securities of any series are not superior in right of payment to the securities of any series (or coupons appertaining thereto) issued pursuant to the Indenture dated as of March 15, 1988, between the Company and Chase Manhattan Bank Delaware (formerly known as Chemical Bank (Delaware)), as amended or supplemented from time to time, or any securities ranking pari passu in right of payment with any such securities (or coupons), all of which shall constitute Senior Indebtedness. Notwithstanding anything to the contrary in the Indenture or the Junior Subordinated Debt Securities, Senior Indebtedness shall not include any indebtedness of the Company which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to, or pari passu with, the Junior Subordinated Debt Securities. The Indenture does not contain any limitation on the amount of Senior Indebtedness that can be incurred by the Company.

     The Company's rights and the rights of its creditors (including holders of Senior Indebtedness and Junior Subordinated Debt Securities) to participate in any distribution of assets of any subsidiary of the Company upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. Also, dividend payments and advances to the Company by PaineWebber are restricted by the provisions of the net capital rules of the Commission and the NYSE and covenants in various loan agreements. The operations of the Company are conducted through its subsidiaries and, therefore, the Company is dependent upon the earnings and cash flow of its subsidiaries to meet its obligations, including obligations under the Senior Indebtedness and Junior Subordinated Debt Securities. The Senior Indebtedness and Junior Subordinated Debt Securities will be effectively subordinated to all indebtedness of the Company's subsidiaries. As of September 30, 1996, the aggregate amount of indebtedness of the Company's subsidiaries (such indebtedness consisting of short-term borrowings and excluding short-term and long-term borrowings owed directly or indirectly to the Company or another subsidiary) to which holders of the Senior Indebtedness and Junior Subordinated Debt Securities would have been structurally subordinated was approximately $405 million.

INDENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Indenture Event of Default" with respect to a series of Junior Subordinated Debt Securities:

          (a) failure for 30 days to pay interest on the Junior Subordinated Debt Securities of such series when due; provided that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose;

          (b) failure to pay principal of or premium, if any, on the Junior Subordinated Debt Securities of such series when due whether at maturity, upon redemption, by declaration or otherwise, or to make any sinking fund or analogous payment with respect to Junior Subordinated Debt Securities of such series;

          (c) failure to observe or perform any other covenant contained in the Indenture with respect to such series for 90 days after written notice to the Company from the Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Debt Securities of such series; or

          (d) certain events in bankruptcy, insolvency or reorganization of the Company.

In each and every such case, unless the principal of all the Junior Subordinated Debt Securities of such series shall have already become due and payable, either the Indenture Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Indenture Trustee if given by such holders), may declare the principal of all the Junior Subordinated Debt Securities of such series to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable. (Section 6.01)

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debt Securities of the applicable series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee. (Section 6.06) The Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debt Securities of such series may declare the principal due and payable immediately upon an Indenture Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of Junior Subordinated Debt Securities of such series may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Indenture Trustee. (Sections 6.01 and 6.06)

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debt Securities of a series may, on behalf of the holders of all the Junior Subordinated Debt Securities of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest on Junior Subordinated Securities of such series (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Indenture Trustee) or a call for redemption of Junior Subordinated Debt Securities of such series. (Section 6.06) The Company is required to file annually with the Indenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Indenture. (Section 5.03)

     If a series of Junior Subordinated Debt Securities is issued to a PWG Trust in connection with the issuance of Trust Securities of such PWG Trust, then, under the applicable Declaration, an Indenture Event of Default with respect to such series of Junior Subordinated Debt Securities will constitute a Declaration Event of Default.

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Indenture Trustee may, without the consent of any holders of Junior Subordinated Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of any series of Junior Subordinated Debt Securities or, provided such action shall not adversely affect the interests of the holders of any series of Junior Subordinated Debt Securities in any material respect, curing ambiguities or inconsistencies in such Indenture or making other provisions. (Section 9.01)

     The Indenture contains provisions permitting the Company and the Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debt Securities of each series affected thereby, to modify the Indenture or any supplemental indenture affecting the rights of the holders of such Junior Subordinated Debt Securities; provided that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debt Security affected thereby, (i) extend the fixed maturity of any Junior Subordinated Debt Securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Junior Subordinated Debt Security so affected, or (ii) reduce the percentage of Junior Subordinated Debt Securities, the holders of which are required to consent to any such modification, without the consent of the holders of each Junior Subordinated Debt Security then outstanding and affected thereby. (Section 9.02)

BOOK ENTRY AND SETTLEMENT

     If any Junior Subordinated Debt Securities of a series are represented by one or more global securities (each, a "Global Security"), the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such Global Security may exchange such interests for Junior Subordinated Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of, and any premium and interest on, a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Junior Subordinated Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE

     The Indenture provides that the Company, without the consent of the Holders of any of the Junior Subordinated Debt Securities, may consolidate with or merge into any other Person or convey, transfer or lease its assets substantially as an entirety to any Person or may acquire or lease the assets of any Person substantially as an entirety or may permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company provided that: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor corporation, if other than the Company, assumes the Company's obligations under the Indenture and the Junior Subordinated Debt Securities issued thereunder; (iii) immediately after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and
(iv) certain other conditions are met. (Section 10.01)

DEFEASANCE AND DISCHARGE

     Under the terms of the Indenture, the Company will be discharged from any and all obligations in respect of the Junior Subordinated Debt Securities of a series (except in each case for certain obligations to register the transfer or exchange of such Junior Subordinated Debt Securities, replace stolen, lost or mutilated Junior Subordinated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) if (i) the Company irrevocably deposits with the Indenture Trustee cash or U.S. Government Obligations, as trust funds, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest on all outstanding Junior Subordinated Debt Securities of such series; (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound; (iii) the Company delivers to the Indenture Trustee an opinion of counsel to the effect that the holders of the Junior Subordinated Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and that such defeasance will not otherwise alter holders' United States Federal income tax treatment of principal, premium and interest payments on the Junior Subordinated Debt Securities of such series (such opinion must be based on a ruling of the Internal Revenue Service or a change in United States Federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law); (iv) the Company delivers to the Indenture Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by such provision have been complied with; and (v) no event or condition shall exist that, pursuant to the subordination provisions applicable to the Junior Subordinated Debt Securities of such series, would prevent the Company from making payments of principal of, premium, if any, and interest on the Junior Subordinated Debt Securities of such series at the date of the irrevocable deposit referred to above. (Section 11.01)

GOVERNING LAW

     The Indenture and the Junior Subordinated Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 13.05)

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The Indenture Trustee, prior to an Indenture Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, during an Indenture Event of Default, shall exercise and use the same degree of care and skill as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 7.01) Subject to such provision, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debt Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. (Section 7.02) The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (Section 7.01)

     The Chase Manhattan Bank is a depositary for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

MISCELLANEOUS

     The Company will have the right at all times to assign any of its rights or obligations under the Indenture to a direct or indirect wholly owned subsidiary of the Company; provided that, in the event of any such assignment, the Company will remain jointly and severally liable for all such obligations. Subject to the foregoing, the Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not otherwise be assigned by the parties thereto other than by the Company to a successor or purchaser pursuant to a consolidation, merger or sale permitted by the Indenture. (Section 13.11)

                                 ERISA MATTERS

     The Company, PaineWebber and other affiliates of the Company may each be considered a "party in interest" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code")) with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of Offered Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the
Code) and with respect to which the Company, PaineWebber or any other affiliate of the Company is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Offered Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Offered Securities should consult with its counsel.

                              PLAN OF DISTRIBUTION

     The Company may sell any series of Junior Subordinated Debt Securities and the PWG Trusts may sell the Preferred Securities being offered hereby (i) directly to one or more purchasers, (ii) through agents designated from time to time and/or (iii) through underwriters or dealers or a group of underwriters. The applicable Prospectus Supplement will set forth the terms of the offering of any Offered Securities, including the name or names of any underwriters, the purchase price of the Offered Securities and the proceeds to the Company and/or any PWG Trust from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Securities may be listed. If a bidding or auction process is utilized, it will be described in the applicable Prospectus Supplement.

     If underwriters are used in the sale, Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Offered Securities will be named, and any commissions payable by the Company to such agents will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for the solicitation of such contracts.

     Any underwriters, dealers or agents participating in the distribution of Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     All Offered Securities will be a new issue of securities with no established trading market. Certain agents through whom, and underwriters to whom, Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such agents and underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     PaineWebber or one or more other affiliates of the Company may participate in distributions of the Offered Securities. All distributions of the Offered Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable Prospectus Supplement, certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon by Richards, Layton & Finger, Wilmington, Delaware. The validity of the Preferred Securities Guarantees and the Junior Subordinated Debt Securities and certain other matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the agents or underwriters, if any, by Brown & Wood LLP, New York, New York. Cravath, Swaine & Moore and Brown & Wood LLP act from time to time as legal counsel to the Company and its subsidiaries on various matters.

                                    EXPERTS

     The consolidated financial statements of the Company for the year ended December 31, 1995, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PAINE WEBBER GROUP INC., PWG CAPITAL TRUST II OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION THEY CONTAIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Risk Factors..........................   S-4
Recent Developments...................   S-8
Selected Consolidated Financial
  Data................................   S-8
The Company...........................   S-9
PWG Capital Trust II..................  S-10
Capitalization of the Company.........  S-11
Accounting Treatment..................  S-12
Use of Proceeds.......................  S-12
Description of the Preferred
  Securities..........................  S-12
Description of the Junior Subordinated
  Debentures..........................  S-23
Relationship Between the Preferred
  Securities, the Junior Subordinated
  Debentures and the Preferred
  Securities Guarantee................  S-28
Taxation..............................  S-30
Underwriting..........................  S-33
                 PROSPECTUS
Available Information.................     2
Documents Incorporated by Reference...     3
Use of Proceeds.......................     3
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     3
The Company...........................     4
The PWG Trusts........................     5
Description of the Preferred
  Securities..........................     9
Description of the Preferred
  Securities Guarantees...............    10
Description of the Junior Subordinated
  Debt Securities.....................    13
ERISA Matters.........................    19
Plan of Distribution..................    20
Legal Matters.........................    21
Experts...............................    21
============================================

======================================================

                                PAINEWEBBER(TM)
                         7,000,000 Preferred Securities

                              PWG Capital Trust II

                        8.08% Preferred Trust Securities
                           fully and unconditionally
                                 guaranteed by
                            Paine Webber Group Inc.

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                            PAINEWEBBER INCORPORATED
                            BEAR, STEARNS & CO. INC.
                           DEAN WITTER REYNOLDS INC.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
                                 INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED
                              SALOMON BROTHERS INC
                               SMITH BARNEY INC.
                        --------------------------------

                                 MARCH 11, 1997

======================================================